Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

TEXAS CLOTHING HOLDING CORP.

NEVADA CLOTHING ACQUISITION CORP.

and

HAGGAR CORP.

Dated as of August 31, 2005

TABLE OF CONTENTS

ARTICLE I THE MERGER

1.1	The Merger; Effective Time of the Merger
1.2	Closing
1.3	Effect of the Merger
1.4	Articles of Incorporation and Bylaws
1.5	Directors and Officers

ARTICLE II EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES

2.1	Effect of the Merger on Capital Stock
2.2	Treatment of Company Stock Options
2.3	Treatment of Restricted Company Common Stock
2.4	Payment for Securities

ARTICLE III REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company
3.2	Representations and Warranties of Parent and Merger Sub

ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

4.1	Conduct of Business by the Company Pending the Merger
4.2	No Solicitation by the Company.

ARTICLE V ADDITIONAL AGREEMENTS

5.1	Preparation of Proxy Statement
5.2	Access to Information
5.3	Stockholders Meeting
5.4	HSR and Other Approvals
5.5	Employee Matters
5.6	Indemnification; Directors’ and Officers’ Insurance
5.7	Agreement to Defend; Reasonable Efforts; Notification
5.8	Public Announcements
5.9	Advice of Changes; SEC Filings
5.10	Conveyance Taxes
5.11	Investigation and Agreement by Parent and Merger Sub; No Other Representations or Warranties
5.12	Solvency Letter
5.13	No Control of Other Party’s Business
5.14	Audit
5.15	Rights Plan

i

5.16	Financing

ARTICLE VI CONDITIONS PRECEDENT

6.1	Conditions to Each Party’s Obligation to Effect the Merger
6.2	Conditions to Obligations of Parent and Merger Sub
6.3	Conditions to Obligations of the Company

ARTICLE VII TERMINATION AND AMENDMENT

7.1	Termination
7.2	Effect of Termination
7.3	Amendment
7.4	Extension; Waiver
7.5	Return of Information

ARTICLE VIII GENERAL PROVISIONS

8.1	Payment of Expenses
8.2	Nonsurvival of Representations, Warranties and Agreements
8.3	Notices
8.4	Rules of Construction
8.5	Counterparts
8.6	Entire Agreement; No Third Party Beneficiaries
8.7	Governing Law
8.8	Severability
8.9	Assignment
8.10	Affiliate Liability
8.11	Schedule Definitions
8.12	Joint Liability
8.13	Enforcement
8.14	Waiver of Jury Trial

EXHIBITS:

Exhibit A	Rights Agreement Amendment
Exhibit B	Form of Stock Voting Agreement
Exhibit C	Performance Guaranty
Exhibit D-1	Form of Non-Competition Agreement
Exhibit D-2	Form of Non-Competition Agreement

DISCLOSURE SCHEDULES:

Company Disclosure Schedule:

Schedule 3.1(a)	Significant Subsidiaries
Schedule 3.1(b)	Options; Subsidiary Ownership
Schedule 3.1(c)	Conflicts
Schedule 3.1(d)	Financial Statements
Schedule 3.1(f)	Certain Changes or Events
Schedule 3.1(g)	Undisclosed Liabilities
Schedule 3.1(h)	Knowledge of the Company
Schedule 3.1(i)	Compliance with Laws
Schedule 3.1(j)	Litigation
Schedule 3.1(k)	Tax Information
Schedule 3.1(l)	Employee Benefits Information
Schedule 3.1(m)	Labor Matters
Schedule 3.1(n)	Intellectual Property
Schedule 3.1(o)	Properties
Schedule 3.1(p)	Environmental Matters
Schedule 3.1(q)	Insurance
Schedule 3.1(u)	Contracts
Schedule 4.1	Conduct of Business
Schedule 5.5(c)	Severance Plans
Schedule 5.5(d)	Employment and Retention Agreements
Schedule 5.5(e)	Severance, Retention and Other Payments

Parent Disclosure Schedule:

Schedule 3.2(b)	Conflicts
Schedule 3.2(d)	Litigation
Schedule 4.1(c)	Consent Procedures

INDEX OF DEFINED TERMS

Definition	Section
Alternative Financing	5.16
Acquisition Proposal	4.2(g)
Affiliate	4.1(b)(xi)
Aggregated Group	3.1(l)(i)(A)
Agreement	Preamble
Antitrust Division	5.4(b)
Antitrust Laws	5.4(b)
Articles of Merger	1.1
Book-Entry Shares	2.4(b)(i)(A)
Certificates	2.4(b)(i)(A)
Closing	1.1
Closing Date	1.2
Code	3.1(l)(i)(A)
Company	Preamble
Company Affiliate	8.10
Company Articles of Incorporation	3.1(a)
Company Bylaws	3.1(a)
Company Common Stock	2.1
Company Contract	3.1(u)(iii)
Company Disclosure Schedule	3.1
Company Intellectual Property	3.1(n)(i)
Company Material Adverse Effect	3.1(a)
Company Permits	3.1(i)
Company Preferred Stock	3.1(b)
Company Products	3.1(n)(ii)
Company Registered Intellectual Property	3.1(n)(iii)
Company Rights Agreement	Recitals
Company SEC Documents	3.1(d)
Company Series B Preferred Stock	2.1(b)
Company Stock Option	2.2
Company Stock Plans	2.2
Confidentiality Agreement	5.2
Contract	3.1(b)
D&O Indemnified Liabilities	5.6(a)
D&O Indemnified Persons	5.6(a)
Debt Commitment Letter	3.2(e)
Divestiture Action	5.4(b)
Effective Time	1.1
Employee Agreement	3.1(l)(iii)
Employee Benefit Plan	3.1(l)(i)
Encumbrances	3.1(b)

Definition	Section
Environmental Laws	3.1(p)(ii)(A)
Equity Commitment Letter	3.2(e)
ERISA	3.1(l)(i)
Exchange Act	3.1(d)
Fairness Opinion	3.1(r)
FTC	5.4(b)
GAAP	3.1(d)
Governmental Entity	3.1(c)(iii)
Guarantor	Recitals
Hazardous Materials	3.1(p)(ii)(B)
Hazardous Materials Activities	3.1(p)(ii)(C)
HSR Act	3.1(c)(iii)
Injunction	6.1(c)
Intellectual Property	3.1(n)(i)
IRS	3.1(k)(vii)
Key Brand	3.1(n)(ii)
knowledge	3.1(i)
Laws	3.1(i)
Leased Real Property	3.1(o)(ii)
Letter of Transmittal	2.4(b)(i)(A)
Life Insurance Policies	3.1(l)(v)(B)
Matching Bid	4.2(d)(iii)
Material Breach	7.1(b)(iv)
Merger	Recitals
Merger Consideration	2.1(b)
Merger Sub	Preamble
Nasdaq	3.1(c)(iii)
Non-Competition Agreements	Recitals
Notice of Superior Proposal	4.2(d)(ii)
NRS	1.1
Option Consideration	2.2
Option Surrender Agreement	2.4(b)(i)(B)
Owned Real Property	3.1(o)(i)
Parent	Preamble
Parent Disclosure Schedule	3.2
Parent Litigation	3.2(d)
Parent Material Adverse Effect	3.2(a)
Paying Agent	2.4(a)
Payment Fund	2.4(a)
Proxy Statement	3.1(c)(iii)
Real Property Lease	3.1(o)(ii)
Recommendations	5.3

v

Definition	Section
Registered Intellectual Property	3.1(n)(iii)
Release	3.1(p)(ii)(D)
Remedial Action	3.1(p)(ii)(E)
Right	3.1(c)(iii)
SEC	3.1(d)
Securities Act	3.1(d)
SERP	3.1(l)(v)(B)
Solvency Letter	5.12
Stock Voting Agreements	Recitals
Stockholders’ Meeting	5.3
Subsidiary	3.1(a)
Superior Proposal	4.2(g)
Surviving Corporation	1.3
Tax Returns	3.1(k)(x)
Taxes	3.1(k)(x)
Termination Date	7.1(b)(iii)
Termination Fee	7.2(b)
Voting Debt	3.1(b)
Year End Audit	5.14

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 31, 2005 (this “Agreement”), among Texas Clothing Holding Corp., a Delaware corporation (“Parent”), Nevada Clothing Acquisition Corp., a Nevada corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Haggar Corp., a Nevada corporation (the “Company”).

WHEREAS, the Company and Parent have determined to engage in a business combination whereby Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation in such merger as a direct wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, in furtherance thereof, the respective Boards of Directors of Parent, Merger Sub and the Company have unanimously determined that the Merger and this Agreement are advisable and in the best interests of their respective stockholders, and have approved this Agreement and the transactions contemplated hereby (including the Merger);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and an inducement to Parent’s and Merger Sub’s entering into this Agreement and incurring the obligations set forth herein, the Company is entering into an amendment to the Rights Agreement (the “Company Rights Agreement”), dated as of October 10, 2002, by and between the Company and Mellon Investor Services LLC, as Rights Agent, in the form attached hereto as Exhibit A;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s entering into this Agreement and incurring the obligations set forth herein, each of J.M. Haggar, III, Frank D. Bracken, John C. Tolleson and Kahn Brothers & Co., Inc. are entering into separate Stock Voting Agreements with Parent substantially in the form attached hereto as Exhibit B (the “Stock Voting Agreements”), pursuant to which each such stockholder has irrevocably agreed to, among other things, vote its shares of Company Common Stock (as defined in Section 2.1) in favor of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s entering into this Agreement and incurring the obligations set forth herein, each of Perseus Market Opportunity Fund, L.P. and Symphony Holdings Limited (each, a “Guarantor”) is entering into a Performance Guaranty in the form attached hereto as Exhibit C;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s entering into this Agreement, each of Messrs. J.M.H, III and F.B is entering into a Non-Competition Agreement with Parent in the form attached hereto as Exhibit D-1 and Exhibit D-2, respectively (the “Non-Competition Agreements”).

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER

1.1                                 The Merger; Effective Time of the Merger.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as hereinafter defined), Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving corporation in such merger as a direct wholly owned subsidiary of Parent, in accordance with the Nevada Revised Statutes Chapter 92A (the “NRS”).  As soon as practicable at or after the closing of the Merger (the “Closing”), articles of merger prepared and executed in accordance with the relevant provisions of the NRS (the “Articles of Merger”) shall be filed with the Nevada Secretary of State.  The Merger shall become effective upon the filing of the Articles of Merger with the Nevada Secretary of State, or at such later time specified in the Articles of Merger (the “Effective Time”).

1.2                                 Closing.  The Closing shall take place at 9:30 a.m., Dallas, Texas time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction (or waiver in accordance with this Agreement) of the latest to occur of the conditions set forth in ARTICLE VI (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable law) waived on the Closing Date), at the offices of Vinson & Elkins L.L.P. in Dallas, Texas, unless another date or place is agreed to in writing by the parties (such date on which the Closing occurs, the “Closing Date”).

1.3                                 Effect of the Merger.  At the Effective Time: (i) Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the Company is sometimes referred to herein as the “Surviving Corporation”); and (ii) the name of the Surviving Corporation shall be “Haggar Corp.”  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the NRS.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

1.4                                 Articles of Incorporation and Bylaws.  At the Effective time, the Articles of Incorporation and Bylaws of the Company shall be amended and restated to be identical to the Articles of Incorporation and Bylaws of Merger Sub in effect immediately prior to the Effective Time, which shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended in accordance with their respective terms and applicable law.

1.5                                 Directors and Officers.  From and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES

2.1                                 Effect of the Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any shares of common stock of the Company, par value $0.10 per share (“Company Common Stock”), or capital stock of Merger Sub:

(a)                                  Capital Stock of Merger Sub.  Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be converted into and shall represent one share of common stock, par value $0.10 per share, of the Surviving Corporation, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Corporation’s capital stock.

(b)                                 Capital Stock of the Company.  Each share of Company Common Stock and the associated right (the “Right”) to purchase Series B Junior Participating Preferred Stock, par value $0.10 per share (“Company Series B Preferred Stock”), of the Company in accordance with the Company Rights Agreement (references in this Agreement to shares of Company Common Stock shall also be deemed to refer to the Rights associated therewith, as appropriate) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive TWENTY NINE DOLLARS ($29.00) in cash, without interest (subject to any required withholding pursuant to Section 2.4(g)) (the “Merger Consideration”).  All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be issued or paid in consideration therefor upon the surrender of such certificates in accordance with Section 2.4.  All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub or by any Subsidiary of Parent, Merger Sub or the Company shall automatically be canceled and retired and shall cease to exist as of the Effective Time and no consideration shall be delivered or deliverable in exchange therefor.  No stockholders of the Company shall be entitled to dissenter’s rights in connection with the Merger pursuant to the NRS or otherwise.

(c)                                  Impact of Stock Splits, etc.  In the event of any change in the Company Common Stock between the date of this Agreement and the Effective Time by reason of any stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Merger Consideration to be paid for each share of Company Common Stock as provided in this Agreement shall be appropriately adjusted.

2.2                                 Treatment of Company Stock Options.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or any of their respective stockholders other than as required by Section 2.4(c)(ii), each option for the purchase of Company Common Stock (“Company Stock Option”) then outstanding, whether or not exercisable, under the Company’s 1992 Long Term Incentive Plan and 2003 Long Term Incentive Plan (together, the “Company Stock Plans”), shall (if not then fully exercisable) become fully exercisable and shall thereafter represent the right to receive only the following consideration: for each share of Company Common Stock subject to such Company Stock Option an amount in cash equal to the difference, if any, between (i) the Merger Consideration payable in respect of a share of Company Common Stock and (ii) the per share exercise price of such Company Stock Option to the extent such difference is a positive number (such amount in cash as described above being hereinafter referred to as the “Option Consideration”).  The Company shall cause the termination, effective at the Effective Time, of the Company Stock Plans.

2.3                                 Treatment of Restricted Company Common Stock.  Immediately prior to the Effective Time, the restrictions applicable to each share of restricted Company Common Stock issued pursuant to the Company Stock Plans shall immediately lapse, and, at the Effective Time, each share of such Company Common Stock shall be converted into the right to receive the Merger Consideration in accordance with the terms hereof.

2.4                                 Payment for Securities.

(a)                                  Paying Agent.  Prior to the Effective Time, Merger Sub shall enter into an agreement with the Company’s transfer agent (or another entity reasonably acceptable to the Company) to act as agent for the stockholders of the Company and holders of the Company Stock Options in connection with the Merger (the “Paying Agent”) and to receive the Merger Consideration and the Option Consideration to which the stockholders of the Company and holders of the Company Stock Options shall become entitled pursuant to this ARTICLE II.  As of the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of shares of Company Common Stock and Company Stock Options, for payment in accordance with this ARTICLE II, through the Paying Agent, cash in an amount sufficient to permit payment of the aggregate Merger Consideration payable pursuant to Section 2.1 and the aggregate Option Consideration payable pursuant to Section 2.2 (the “Payment Fund”).  The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration payable pursuant to Section 2.1 and the Option Consideration payable pursuant to Section 2.2, in each case, out of the Payment Fund.  The Payment Fund shall be invested in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; provided, however, that no such investment, or any loss resulting from any such investment, shall affect Parent’s obligation to pay the Merger Consideration and Option Consideration in accordance with Section 2.1 and Section 2.2.  The Payment Fund shall not be used for any other purpose.  The Surviving Corporation shall pay all the expenses of the Paying Agent other than any expenses customarily charged by the Paying Agent in connection with lost, stolen or destroyed certificates.

(b)                                 Payment Procedures.

(i)                       As soon as reasonably practicable after the Effective Time, the Paying Agent shall deliver:

(A)                              to each record holder, as of the Effective Time, of (i) an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (ii) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), a letter of transmittal (“Letter of Transmittal”) (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall have such other provisions as the Surviving Corporation may reasonably specify) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration therefor.

(B)                                to each holder of a Company Stock Option (x) an option surrender agreement (“Option Surrender Agreement”) which shall be in such form and have such provisions as the Surviving Corporation may reasonably specify; and (y) instructions for use in effecting the surrender of such Company Stock Option in exchange for the Option Consideration.

(ii)                    Upon surrender to the Paying Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefore the Merger Consideration for each share formerly represented by such Certificate or Book-Entry Shares and such Certificate or Book-Entry Shares shall then be canceled.  No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares.  If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable.  Until surrendered as contemplated hereby, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this ARTICLE II.

(iii)                               Upon surrender of a Company Stock Option for cancellation to the Paying Agent, together with the Option Surrender Agreement, duly executed, and any other documents reasonably required by the Surviving Corporation or the Paying Agent, (A) the holder of the Company Stock Option shall be entitled to receive in exchange therefore the amount of cash which such holder has the right to receive pursuant to the provisions of Section 2.2; and (B) the Company Stock Option so surrendered shall be canceled.  Until surrendered in accordance with the provisions of this Section 2.4, each Company Stock Option shall be deemed at any time after the Effective Time to represent for all purposes only the right to receive the Option Consideration.

(c)                                  Termination of Rights.

(i)                                     All Merger Consideration paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on any such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

(ii)                                  The surrender of a Company Stock Option in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Company Stock Option. Prior to the Effective Time, the Company shall take all action necessary (including causing the Board of Directors of the Company (or any committees thereof) to take such actions as are allowed by the Company Stock Plans) to ensure that, at and following the Effective Time, (A) no participant in the Company Stock Plans or any other plans, programs or arrangements shall have any right thereunder to acquire or otherwise receive any capital stock of, or other equity or similar interests in, the Company, the Surviving Corporation or any affiliate thereof and (B) the Options may be surrendered in exchange for the Option Consideration pursuant to the terms of this Agreement.  The Company shall cause the termination, effective at the Effective Time, of the Company Stock Plans.

(d)                                 Termination of Payment Fund.  Any portion of the Payment Fund that remains undistributed to the former stockholders or optionholders of the Company on the first anniversary of the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any stockholders or optionholders of the Company who have not theretofore received the Merger Consideration or Option Consideration, respectively, to which they are entitled under this ARTICLE II shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e)                                  No Liability.  Neither the Surviving Corporation nor Parent shall be liable to any holder of Company Common Stock or a Company Stock Option for any amount of Merger Consideration or Option Consideration, as applicable, delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  Any amounts remaining unclaimed by holders of any such shares or Company Stock Options at such date as is immediately prior to the time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(f)                                    Lost, Stolen, or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond or the payment by such person of a reasonable amount and the execution of an appropriate indemnity as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the amount of Merger Consideration payable in respect of the number of shares of Company Common Stock represented by such Certificate pursuant to the provisions of this ARTICLE II.

(g)                                 Required Withholding.  Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration payable to any former holder of Company Common Stock or Company Stock Options pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax laws.  To the extent that amounts are so properly withheld by the Paying Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Stock Options, as applicable, in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1                                 Representations and Warranties of the Company.  As of the date of this Agreement and as of the Effective Time (except to the extent such representations and warranties speak expressly as of an earlier date), the Company represents and warrants to Parent and Merger Sub as follows:

(a)                                  Organization, Standing and Power.  Each of the Company and its Subsidiaries (as defined below) is a corporation or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Company Material Adverse Effect (as defined below).  The Company has heretofore made available to Parent complete and correct copies of its Third Amended and Fully Restated Articles of Incorporation (the “Company Articles of Incorporation”) and Amended and Restated Bylaws (the “Company Bylaws”) and the comparable charter and organizational documents of each Subsidiary, in each case as amended through the date of this Agreement.  All Subsidiaries of the Company, their respective jurisdictions of incorporation or organization and a description of the operations of each such Subsidiary are identified on Schedule 3.1(a) of the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Schedule”).  As used in this Agreement: (i) a “Company Material Adverse Effect” means any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any such other results, occurrences, conditions, facts, changes, violations, events or effects, (x) is or is reasonably likely to be materially adverse to the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole or (y) will or is reasonably likely to materially impair the ability of the Company to timely consummate the transactions contemplated by this Agreement; provided, however, that for the purposes of clause (x), in no event shall any of the following constitute a Company Material Adverse Effect: (A) a general deterioration in the economy or in the economic conditions prevalent in the industry in which the Company and its Subsidiaries operate (which deteriorations in each case do not disproportionately affect the Company and its Subsidiaries in any material respect relative to other participants in the industry in which the Company and its Subsidiaries operate); (B) the disclosure of the fact that Parent is the prospective acquirer of the Company; (C) the announcement or pendency of the transactions contemplated by this Agreement, including the termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due solely to the announcement or pendency of the transactions contemplated by this Agreement; (D) the announcement of the Company’s intention to review the possibility of selling itself; (E) any change in accounting requirements or principles imposed upon the Company, its Subsidiaries or their respective businesses by rule or regulation or any change in law; (F) actions taken by Parent or any of its Affiliates; or (G) compliance with the terms of, or the taking of any action required by, this Agreement; and (ii) ”Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which: (1) such party or any other Subsidiary of such party is a general partner; or (2) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and any one or more of its Subsidiaries.

(b)                                 Capital Structure.  As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 25,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.10 per share (“Company Preferred Stock”), of which 250,000 shares have been designated as the Company Series B Preferred Stock.  At the close of business on August 30, 2005: (A) 7,087,833 shares of Company Common Stock (including one

Right for each outstanding share of Company Common Stock) were issued and outstanding, including 123,000 shares of restricted Company Common Stock issued pursuant to the Company Stock Plans; (B) no shares of Company Preferred Stock were issued and outstanding; (C) 811,900 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, of which 389,900 shares of Company Common Stock were subject to issuance upon exercise of options or awards granted to officers, directors or employees of the Company and its Subsidiaries; and (D) no Voting Debt (as defined below) was issued and outstanding.  The term “Voting Debt” means bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of the Company may vote.  All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, validly issued, fully paid and nonassessable and are not subject to preemptive rights under any provision of the NRS, the Company Articles of Incorporation, the Company Bylaws, or any contract, lease, license, indenture, note, bond, agreement, permit, loan, concession, franchise or instrument, whether written or oral (each a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound.  Schedule 3.1(b) of the Company Disclosure Schedule lists all outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and (i) the exercise, conversion, purchase, exchange or other similar price thereof and (ii) whether such options, warrants or other rights are vested or unvested, the date of grant and the vesting schedule thereof).  Schedule 3.1(b) of the Company Disclosure Schedule sets forth each holder of shares of restricted Company Common Stock, the number of such shares held by each such holder, and the applicable vesting schedule with respect to such shares.  Except as set forth on Schedule 3.1(b) of the Company Disclosure Schedule, all outstanding shares of capital stock of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, free and clear of all liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind (“Encumbrances”).  Except as set forth in this Section 3.1(b) or on Schedule 3.1(b) of the Company Disclosure Schedule, there are outstanding: (1) other than shares of Company Common Stock issued as a result of the exercise of stock options outstanding on the date of this Agreement and disclosed on Schedule 3.1(b) of the Company Disclosure Schedule, no shares of capital stock, Voting Debt or other voting securities of the Company; (2) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities of the Company or any Subsidiary of the Company, and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, any shares of capital stock or any Voting Debt or other voting securities of the Company or of any Subsidiary of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  There are not as of the date of this Agreement and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the transfer or voting of any shares of the capital stock of the Company that will limit in any way the solicitation of proxies by or on behalf of the Company from, or the casting of votes by, the stockholders of the Company with respect to the Merger. There are no restrictions on the Company to vote the stock of any of its Subsidiaries.

(c)                                  Authority; No Violations; Consents and Approvals.

(i)                           The Company has all requisite corporate power and authority to enter into this Agreement and, subject, with respect to consummation of the Merger to approval of this Agreement and the Merger by the stockholders of the Company in accordance with the NRS and the Company Articles of Incorporation and Company Bylaws, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to approval of this Agreement and the Merger by the stockholders of the Company in accordance with the NRS and the Company Articles of Incorporation and Company Bylaws.  This Agreement has been duly executed and delivered by the Company and, subject, with respect to consummation of the Merger, to approval of this Agreement and the Merger by the stockholders of the Company in accordance with the NRS and the Company Articles of Incorporation and Company Bylaws, and assuming this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii)                        Except as set forth on Schedule 3.1(c) of the Company Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, or give rise to a right of purchase under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, or require notice to be provided under, or otherwise result in a material detriment to the Company or any of its Subsidiaries under, any provision of (A) the Company Articles of Incorporation or Company Bylaws or any provision of the comparable charter or organizational documents of any of the Company’s Subsidiaries, (B) any Company Contract (as defined in Section 3.1(u)) to which the Company or any of its Subsidiaries is a party or which is applicable to the Company or any of its Subsidiaries, (C) any material joint venture or other ownership arrangement, (D) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.1(c)(iii) are duly and timely obtained or made and the approval of this Agreement and the Merger by the stockholders of the Company has been obtained, any material judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (E) any other Contract to which the Company or any Subsidiary is a party, other than in the case of this clause (E), any such conflicts, violations, defaults, rights, Encumbrances or detriments that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(iii)                     No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for: (A) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in preliminary and definitive form relating to the meeting of the stockholders of the Company to be held in connection with the Merger (the “Proxy Statement”) (and clearance by the SEC of such Proxy Statement), and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby; (C) the filing of the Articles of Merger with the Nevada Secretary of State; (D) filings with the Nasdaq National Market (“Nasdaq”); (E) such filings and approvals as may be required by any applicable state securities, “blue sky” or takeover laws, or environmental laws; (F) such filings and approvals as may be required by any foreign premerger notification, securities, corporate or other law, rule or regulation; and (G) any such consent, approval, order, authorization, registration, declaration, filing, or permit that the failure to obtain or make would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(d)                                 SEC Documents.  The Company has made available to Parent a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the SEC after September 30, 2002 and prior to or on the date of this Agreement (the “Company SEC Documents”), which are all the documents (other than preliminary material) that the Company was required to file with the SEC after September 30, 2002 and prior to the date of this Agreement.  As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Except as set forth on Schedule 3.1(d) of the Company Disclosure Schedule, the financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of

Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which, individually or in the aggregate, is material) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.  There are no agreements, arrangements or understandings between the Company and any party who is at the date of this Agreement or was at any time prior to the date of this Agreement but after September 30, 2002 an Affiliate (as defined in Section 4.1(b)(xi)) of the Company that are required to be disclosed in the Company SEC Documents that are not so disclosed.

(e)                                  Information Supplied.  The Proxy Statement will not, at the time such document is filed with the SEC, at any time it is amended or supplemented, at the time it is first published, sent or given to the Company’s stockholders or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation is being made by the Company hereby with respect to any information supplied by Parent or Merger Sub for inclusion in the Proxy Statement.  The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(f)                                    Absence of Certain Changes or Events.  Except as set forth on Schedule 3.1(f) of the Company Disclosure Schedule or as reasonably apparent from specific disclosure in the Company SEC Documents, and except as contemplated by this Agreement, since the date of the most recent audited financial statements included in the Company SEC Documents to the date of this Agreement, there has not been:  (i) any event, condition, action or occurrence that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(a) hereof; or (ii) any other transaction, commitment, dispute or other event or condition that has had or would reasonably be expected to have a Company Material Adverse Effect.

(g)                                 No Undisclosed Material Liabilities.  Except as set forth on Schedule 3.1(g) of the Company Disclosure Schedule or as reasonably apparent from specific disclosure in the Company SEC Documents, as of the date of this Agreement, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2005 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005; (ii) liabilities incurred in the ordinary course of business consistent with past practices subsequent to June 30, 2005; (iii) liabilities for fees and expenses incurred in connection with the transactions contemplated by this Agreement; (iv) liabilities that, in the aggregate, are immaterial to the financial condition or operating results of the Company and its Subsidiaries, taken as a whole; and (v) obligations specifically set forth under this Agreement.

(h)                                 No Default.  Neither the Company nor any of its Subsidiaries, nor in the case of (ii) below, to the Company’s knowledge (as defined below), the other party thereto, is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Company Articles of Incorporation or Company Bylaws or the comparable charter or organizational documents of any of the Company’s Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license to which the Company or any of its Subsidiaries is now a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, are not, and would not be reasonably expected to be, material to the Company and its Subsidiaries, taken as a whole.  For purposes of this Agreement, “knowledge,” with respect to the Company, means the actual knowledge of the officers of the Company listed on Schedule 3.1(h) of the Company Disclosure Schedule and, with respect to Parent, means the actual knowledge of the executive officers of Parent (in the case of both the Company and Parent, after due inquiry of the direct reports of such officers that would reasonably be expected to possess such information).

(i)                                     Compliance with Applicable Laws.  The Company and its Subsidiaries hold all material permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”).  The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.  The businesses of the Company and its Subsidiaries are not being conducted in violation in any material respect of any federal, state, county, provincial, local or foreign statute, law, ordinance, regulation, rule, code, treaty or rule of common law (“Laws”) of any Governmental Entity.  Except as set forth on Schedule 3.1(i) of the Company Disclosure Schedule, as of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company as of the date of this Agreement, is threatened, other than those the outcome of which would not be reasonably expected to result in material liability to the Company and its Subsidiaries, taken as a whole.

(j)                                     Litigation.  Except as disclosed in Schedule 3.1(j) of the Company Disclosure Schedule, as of the date of this Agreement there is no suit, action or proceeding pending, or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective businesses or assets or any of the directors or officers of the Company or any of its Subsidiaries (in their capacities as directors or officers, as applicable) at law or in equity, before any Governmental Entity, arbitrator or arbitration panel.  The Company has no knowledge of any facts that are reasonably likely to give rise to any material suit, action or proceeding, nor is there any judgment, decree, injunction rule or order of any Governmental Entity or arbitrator outstanding as of the date of this Agreement against the Company or any Subsidiary of the Company that would reasonably be expected to have a Company Material Adverse Effect.

(k)                                  Taxes.  Except as set forth on Schedule 3.1(k) of the Company Disclosure Schedule:

(i)                                     (A) All material Tax Returns (as defined in Section 3.1(k)(xi)) which are required to be filed by the Company or any of its Subsidiaries on or before the Closing Date have been or will be timely filed, and such Tax Returns are or will be in all material respects true and correct and completed in accordance with applicable Laws; and (B) all material Taxes which are due on or before the Closing Date have been or will be timely paid in full, and all withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries on or before the Closing Date have been or will be timely satisfied in full, other than any such Taxes or withholding Taxes for which an adequate reserve has been established on the Company’s balance sheet dated as of June 30, 2005.

(ii)                                  As of the date of this Agreement, there is not in force (A) any extension of time with respect to the due date for the filing of any material Tax Return by the Company or any of its Subsidiaries or (B) any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Company or any of its Subsidiaries.

(iii)                               As of the date of this Agreement, no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes has been asserted in writing by any Governmental Entity.

(iv)                              There is no existing Tax sharing, indemnification or allocation agreement that may or will require that any payment be made by or to the Company or any of its Subsidiaries.

(v)                                 As of the date of this Agreement, no audit or other examination of any Tax Return of the Company of any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries received a written request for such an audit or other examination.

(vi)                              Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Internal Revenue Code of 1986, as amended.

(vii)                           Neither the Company nor any of its Subsidiaries has engaged in any transaction that is the same or substantially similar to one of the types of transactions that the Internal Revenue Service (the “IRS”) has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(viii)                        The Company and each of its Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a territorial or non-U.S. government, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order.

(ix)                                Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business or by virtue of having a source of income in that jurisdiction.

(x)                                   The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries have been arm’s length prices for purposes of the relevant transfer pricing laws, including the Treasury Regulations promulgated under Section 482 of the Code.

(xi)                                For purposes of this Agreement, “Taxes” means (A) any taxes, charges, fees, levies, interest, penalties, additions to tax or other assessments or fees of any kind, including, but not limited to, income, gross receipts, profits, corporate, capital, payroll, recapture, employment, excise, property, sales, use and occupation, turnover, transfer, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, (B) any liability for the payment of any amounts of the type described in clause (A) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period (including any arrangement for group or consortium tax relief or similar arrangement), and (C) any liability for the payment of any amounts of the type described in clauses (A) or (B) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts, and including any liability for taxes of a predecessor or transferor entity; and “Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes.

(l)                                     Compensation; Benefits.

(i)                       Set forth on Schedule 3.1(l) of the Company Disclosure Schedule is a list of all Employee Benefit Plans. “Employee Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Employee Agreement, and any bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, vacation, severance, termination pay, disability, retirement benefit, death benefit, hospitalization or insurance plan providing benefits to any present or former employee or contractor of the Company or any member of the Aggregated Group (as defined below) maintained by such entity.  Except as set forth on Schedule 3.1(l) of the Company Disclosure Schedule:

(A)                              neither the Company nor any other entity required to be aggregated with the Company under Section 414(b) or 414(c) of the United States Internal Revenue Code of 1986, as amended (the “Code”) (the “Aggregated Group”), sponsors, and neither the Company nor any member of the Aggregated Group has sponsored within the last six years, a “defined benefit plan” as such term is defined in Section 3(35) of ERISA;

(B)                                no “prohibited transaction,” as such term is described in Section 4975 of the Code, has occurred with respect to any of the Employee Benefit Plans that would subject the Company or any member of the Aggregated Group, any officer of the Company or any of such plans or any trust to any material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code;

(C)                                neither the Company nor any member of the Aggregated Group has contributed or been obligated to contribute to any “multi-employer plan” as such term is defined in Section 3(37) or Section 4001(a)(3) of ERISA or to any plan described in Section 413 of the Code;

(D)                               to the knowledge of the Company, there exists no condition that would subject the Company or any member of the Aggregated Group to any material liability under the terms of the Employee Benefit Plans other than any payment of benefits in the normal course of plan operation;

(E)                                 no individual who has entered into an Employee Agreement has a right to receive benefits under any Employee Benefit Plan that is a severance pay plan;

(F)                                 no Employee Benefit Plan provides, or reflects or represents any liability to provide, post-termination or retiree life insurance, health or other employee welfare benefits to any person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other applicable statute, and neither the Company nor any member of the Aggregated Group has ever represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by law;

(G)                                each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and IRS Notice 2005-1.  No nonqualified deferred compensation plan, grandfathered pursuant to Section 409A of the Code, has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004;

(H)                               the Company has the right under the terms of the Company Stock Plans to provide that each Company Stock Option granted thereunder shall be converted at the Effective Time only into a right to receive the Option Consideration in accordance with this Agreement; and

(I)                                    no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer, manager or director of the Company who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Employee Agreement, other compensation arrangement or Employee Benefit Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(ii)                                  Except as set forth on Schedule 3.1(l)(ii) of the Company Disclosure Schedule, true, correct and complete copies of each of the Employee Benefit Plans and related material agreements, material correspondence to or from governmental agencies, trust documents, favorable determination letters, and all discrimination tests for each Employee Benefit Plan for the three most recent plan years, if applicable, have been furnished or made available to Parent or its representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Employee Benefit Plan required to file a Form 5500.  All material reports and disclosures relating to the Employee Benefit Plans required to be filed with or furnished to Governmental Entities or plan participants or beneficiaries have been filed or furnished in all material respects in accordance with applicable laws in a timely manner.  Each Employee Benefit Plan has been maintained in material compliance with applicable laws. Except as set forth on Schedule 3.1(l) of the Company Disclosure Schedule, as of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Employee Benefit Plans.  All material contributions required to be made to the Employee Benefit Plans pursuant to their terms have been timely made.  To the knowledge of the Company, as of the date of this Agreement, there is no matter pending with respect to any of the Employee Benefit Plans before the IRS or the Department of Labor other than as described on Schedule 3.1(l) of the Company Disclosure Schedule.

(iii)                               For the purposes of this Agreement, “Employee Agreement” means each management, employment, severance, change of control, separation, settlement, consulting, contractor, relocation, repatriation, expatriation, loan, visa, work permit or other agreement or contract (including any offer letter which provides for any term of employment other than employment at will or any agreement providing for acceleration of Company Stock Options or restricted Company Common Stock, or any other agreement providing for compensation or benefits) between the Company, any of its Subsidiaries or any member of the Aggregate Group and any director or any employee pursuant to which the Company or any of its Subsidiaries has or may have any current or future liabilities or obligations in an amount that exceeds $100,000.

(iv)                              Except as set forth on Schedule 3.1(l)(iv) of the Company Disclosure Schedule, neither the Company nor any member of the Aggregated Group currently has or has ever had the obligation to maintain, establish, sponsor, participate in, be bound by or contribute to any Employee Benefit Plan that has been adopted or maintained by the Company or any member of the Aggregated Group, whether formally or informally or with respect to which the Company or any member of the Aggregated Group will or may have any liability to employees who perform services outside the United States.

(v)                                 Severance, Retention and Other Payments.

(A)                              Schedule 3.1(l)(v)(A) of the Company Disclosure Schedule separately lists all retention payment amounts for which the Company is obligated under any retention plan and all severance amounts for which the Company is obligated under any Employee Agreement (excluding any Company severance plan).

(B)                                Schedule 3.1(l)(v)(B) of the Company Disclosure Schedule sets forth, according to the actuarial assumptions set forth therein and as of the date set forth therein, (i) the lump sum actuarial equivalent of the retirement benefit which will be paid in the form of a lump sum and has been accrued pursuant to the Company’s Supplemental Executive Retirement Plan, as amended (the “SERP”) assuming consummation of the transactions contemplated hereby and (ii) the present value of the retirement benefit which will be paid in the form of an annuity and has been accrued pursuant to the SERP assuming consummation of the transactions contemplated hereby.  Such schedule separately sets forth the cash surrender value of life insurance policies (the “Life Insurance Policies”), as of a date set forth therein, that have been purchased by the Company and intended for paying SERP benefits.

(C)                                Schedule 3.1(l)(v)(C) of the Company Disclosure Schedule sets forth as of the date of this Agreement a list of all employees and, if not listed by name, the class of employees, in each case for whom bonuses are being accrued on the consolidated financial statements of the Company and its Subsidiaries and sets forth, for each such employee or class of employees, as applicable, the amount that has been accrued for such bonuses on the consolidated financial statements of the Company and its Subsidiaries as of August 31, 2005.

(m)                               Labor Matters.  Except as set forth on Schedule 3.1(m) of the Company Disclosure Schedule:

(i)                                     Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other current labor agreement with any labor union or organization, and, as of the date of this Agreement, there is no union representation question involving employees of the Company or any of its Subsidiaries, nor, as of the date of this Agreement, does the Company have knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(ii)                                  As of the date of this Agreement, there is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or other grievance proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, that would reasonably be expected to materially adversely affect the Company and its Subsidiaries, taken as a whole.

(iii)                               There is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries that would reasonably be expected to materially adversely affect the Company and its Subsidiaries, taken as a whole.  Within the past year, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar foreign, state or local law that remains unsatisfied, and no terminations prior to the Closing Date shall result in any unsatisfied liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar foreign, state or local law.

(iv)                              As of the date of this Agreement, there is no proceeding, claim, suit, action or governmental investigation pending or, to the knowledge of the Company, threatened, with respect to which any current or former director, officer, employee or agent of the Company or any of its Subsidiaries is or may be entitled to claim indemnification from the Company or any of its Subsidiaries pursuant to the Company Articles of Incorporation or Company Bylaws or any provision of the comparable charter or organizational documents of any of the Company’s Subsidiaries, as provided in any indemnification agreement to which the Company or any Subsidiary of the Company is a party or pursuant to applicable law that would reasonably be expected to materially adversely affect the Company and its Subsidiaries, taken as a whole.

(n)                                 Intellectual Property.

(i)                                     The Company and its Subsidiaries own or have the right to use all material trademarks, trade names, patents, service marks, brand marks, brand names, copyrights, domain names, trade secrets, data rights, know how, designs, technology, and other intellectual property and intellectual property or proprietary rights, including applications therefor (collectively, “Intellectual Property”) used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries (collectively, the “Company Intellectual Property”).  The Company and its Subsidiaries exclusively own all Company Intellectual Property purported to be owned by them, and have the right to use all Company Intellectual Property free and clear of any and all liens, claims, and Encumbrances.  Except as set forth in Schedule 3.1(n)(i) of the Company Disclosure Schedule, to the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries and the operation of the business of each of the Company and its Subsidiaries as conducted on the date of this Agreement do not conflict with, infringe upon, interfere with or otherwise misappropriate any Intellectual Property right of any other person, or constitute unfair trade practices under the laws of any jurisdiction.  Except as set forth on Schedule 3.1(n)(i) of the Company Disclosure Schedule, to the knowledge of Company and its Subsidiaries, in the eight-year period immediately preceding the date of this Agreement, no person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Company Intellectual Property.

(ii)                                  Neither Company nor any of its Subsidiaries has, in any jurisdiction: (A) transferred ownership of or authorized the retention of any ownership in the HAGGAR brand (the “Key Brand”), or (B) except as set forth in Schedule 3.1(n)(ii) of the Company Disclosure Schedule, in the ten-year period immediately preceding the date of this Agreement, permitted the Company’s rights in the Key Brand to lapse or enter the public domain.  To the knowledge of Company and its Subsidiaries, except as set forth on Schedule 3.1(n)(ii) of the Company Disclosure Schedule, no person owns or has the right to use trademark rights or other Intellectual Property rights in the Key Brand (or in Trademarks or other Intellectual Property confusingly similar to the Key Brand) in any territory for any products that have been, are, or as of the date of this Agreement are contemplated to be sold, distributed or otherwise disposed of by the Company (the “Company Products”) or for any type of products similar to Company Products.

(iii)  Schedule 3.1(n)(iii) of the Company Disclosure Schedule lists by applicable jurisdiction all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority, including registered trademarks and trademark applications (collectively, “Registered Intellectual Property”) owned by, or filed in the name of, the Company or any of its Subsidiaries or predecessors (the “Company Registered Intellectual Property”).  Each item of Company Registered Intellectual Property is valid and subsisting in the applicable jurisdiction set forth in Schedule 3.1(n)(iii) of the Company Disclosure Schedule, unless non-use renders under the law of the jurisdiction the item invalid or no longer subsisting, and all payments and filings required to have been made prior to the Closing Date to maintain the validity and subsistence of the Company Registered Intellectual Property have been made in such jurisdiction.

(o)                                 Properties.

(i)    Schedule 3.1(o) of the Company Disclosure Schedule contains a true and complete list of all real property owned by the Company or any Subsidiary of the Company (collectively, the “Owned Real Property”) and for each parcel of Owned Real Property, contains a correct street address of such Owned Real Property.

(ii)   Schedule 3.1(o) of the Company Disclosure Schedule contains a true and complete list of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Leased Real Property”), and for each Leased Real Property, identifies the street address of such Leased Real Property.  True and complete copies of all agreements under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant (each a “Real Property Lease”) that have not been terminated or expired as of the date of this Agreement have been made available to Parent.

(iii)  The Company or one of its Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (iii) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company.

(iv)  Except as set forth in Schedule 3.1(o) of the Company Disclosure Schedule, none of the Owned Real Properties or the Leased Real Properties is subject to any lease, sublease, license or other agreement granting to any other person any right to use, occupancy or enjoyment of such Owned Real Property or Leased Real Property or any part thereof.

(v)   Each Real Property Lease is in full force and effect and is valid and enforceable in accordance with its terms, and there is no material default under any Real Property Lease either by the Company or its Subsidiaries party thereto or, to the knowledge of the Company as of the date of this Agreement, by any other party thereto, nor, to the knowledge of the Company, is there any existing event, circumstance or condition with respect to any Real Property Lease that with the passage of time or the giving of notice, or both, would constitute a material default under any Real Property Lease.

(vi)  There does not exist as of the date of this Agreement any pending condemnation or eminent domain proceedings that affect any Owned Real Property or, to the knowledge of the Company, any such proceedings that affect any Leased Real Property or, to the knowledge of the Company, any threatened condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property, and, as of the date of this Agreement, neither the Company nor its Subsidiaries have received any written notice of the intention of any Governmental Entity or other person to take or use any Owned Real Property or Leased Real Property.

(vii) To the knowledge of the Company, (A) there are no structural, electrical, mechanical, plumbing, roof, paving or other defects in any improvements located on any of the Owned Real Property as could reasonably be expected, either individually or in the aggregate, to have a material and adverse effect on the use, development, occupancy or operation thereof, and (B) there are no natural or artificial conditions upon any Owned Real Property or any other facts or conditions which could reasonably be expected, in the aggregate, to have a material and adverse effect on the transferability, financability, ownership, leasing, use, development, occupancy or operation of any such real property.  The Company has not received any notice from any insurance company of any defects or inadequacies in any Owned Real Property or any part thereof which could reasonably be expected to materially and adversely affect the insurability of such property or the premiums for the insurance thereof, nor has any notice been given by any insurer of any such property requesting the performance of any repairs, alterations or other work with which compliance has not been made.  Notwithstanding the foregoing, no representation set forth in this Section 3.1(o)(vii) is made with respect to closed facilities.

(p)                                 Environmental Matters.

(i)            Except as disclosed on Schedule 3.1(p) of the Company Disclosure Schedule:

(A)          The operations of the Company and its Subsidiaries are in compliance in all material respects with all Environmental Laws.

(B)           The Company and its Subsidiaries have obtained all material permits, licenses and registrations required under applicable Environmental Laws, or applications relating thereto, and have made all material filings, reports and notices required under applicable Environmental Laws for the continued operations of their respective businesses.

(C)           The Company and its Subsidiaries are not subject to any outstanding orders issued by, or contracts with, any Governmental Entity or other person respecting (w) Environmental Laws, (x) Remedial Action, (y) any Release or threatened Release of a

Hazardous Material or (z) an assumption of responsibility for environmental liabilities of another person.

(D)          As of the date of this Agreement, the Company and its Subsidiaries have not received any communication alleging, with respect to any such party, the violation of or material liability under any Environmental Law which has not been remedied or satisfied as of the date hereof.

(E)           Neither the Company nor any of its Subsidiaries has any contingent liability in connection with the Release of any Hazardous Material into the indoor or outdoor environment (whether on-site or off-site) or employee or third party exposure to Hazardous Materials that would reasonably be expected to result in a material liability to the Company or any of its Subsidiaries.

(F)           The operations of the Company and its Subsidiaries involving the generation, transportation, treatment, storage or disposal of hazardous or solid waste, as defined and regulated under 40 C.F.R. Parts 260-270 (in effect as of the date of this Agreement) or any applicable state or foreign equivalent, and all other Hazardous Materials Activities of the Company and its Subsidiaries, are in compliance in all material respects with applicable Environmental Laws.

(G)           To the knowledge of the Company, there is not, as of the date of this Agreement, on or in any property of the Company or its Subsidiaries or any property for which the Company or its Subsidiaries is potentially liable any of the following: (x) any underground storage tanks or surface impoundments (y) any asbestos containing materials, or (z) any on-site disposal of Hazardous Material, except as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(H)          The Company has made available for inspection by Parent and its agents, representatives and employees all records in the Company’s or any Subsidiaries’ possession concerning the Hazardous Materials Activities of the Company and such Subsidiaries relating to their businesses and all environmental audits and environmental assessments of any real property owned, leased or occupied at any time by the Company or any of its Subsidiaries conducted at the request of, or otherwise in the possession of the Company or any of its Subsidiaries.

(ii)           For purposes of this Agreement:

(A)          “Environmental Laws” means all federal, state, local and foreign laws (including common law), rules, regulations, ordinances, requirements, directives, treaties, guidance, orders and decrees of any Governmental Entity now in existence relating to pollution or the protection of human health or the environment of any jurisdiction in which the applicable party hereto owns or operates assets or conducts business or owned or operated assets or conducted business (whether or not through a predecessor entity) (including, without limitation, ambient air, surface water, groundwater, land surface, subsurface strata, natural resources or wildlife), including, without limitation, laws and regulations relating to Hazardous Materials Activities, Releases (as defined below) or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of solid waste or Hazardous Materials, and any similar laws, rules, regulations, ordinances, orders and decrees of any foreign jurisdiction in which the applicable party hereto owns or operates assets or conducts business;

(B)           “Hazardous Materials” means (x) any petroleum or petroleum products, radioactive materials (including naturally occurring radioactive materials), asbestos in any form that is friable, urea formaldehyde foam insulation, polychlorinated biphenyls or transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, (y) any chemicals, materials or substances which are now defined as or included in the definition of “solid wastes,” “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances” or “toxic pollutants,” or words of similar import, under any Environmental Law and (z) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which the Company or any of its Subsidiaries operates;

(C)           “Hazardous Materials Activities” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, without limitation, any required labeling or payment of waste fees or charges;

(D)          “Release” means any spill, effluent, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property owned, operated or leased by the Company or its Subsidiaries; and

(E)           “Remedial Action” means all actions, including, without limitation, any capital expenditures, required by a Governmental Entity or required under any Environmental Law, or voluntarily undertaken to (w) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Materials or other substance in the indoor or outdoor environment; (x) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public or employee health or welfare of the indoor or outdoor environment; (y) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or (z) bring the applicable party into compliance with any Environmental Law.

(q)           Insurance.  Set forth on Schedule 3.1(q) of the Company Disclosure Schedule, as of the date of this Agreement, is a true, correct and complete list of all workers’ compensation, fire, general liability, fiduciary liability, directors’ and officers’ liability, malpractice liability, theft and other forms of property and casualty insurance held by the Company and each of its Subsidiaries and all fidelity bonds that are material to the Company and its Subsidiaries.  Except for policies that have been, or are scheduled to be, terminated in the ordinary course of business and consistent with past practices of the Company and in accordance with the terms thereof, each of the insurance policies set forth on Schedule 3.1(q) of the Company Disclosure Schedule is in full force and effect.

(r)            Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion (the “Fairness Opinion”) of Bear, Stearns & Co. Inc. addressed to such Board to the effect that, as of the date of this Agreement, the Merger Consideration is fair from a financial point of view to the holders of the Company Common Stock, and is delivering concurrently with the execution of this Agreement to Parent an executed copy of the Fairness Opinion (a substantially final draft of which has previously been provided to Parent) (it being agreed and understood that Parent may provide a copy of the Fairness Opinion to its sources of financing for the Merger).  Parent acknowledges and agrees that it and its financing sources may not, and are not entitled to, rely on the opinion of Bear, Stearns & Co. Inc. delivered to the Company’s Board of Directors.

(s)           Vote Required.  The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Merger.

(t)            Brokers.  Except for the fees and expenses payable to Bear, Stearns & Co. Inc., which fees are reflected in its engagement letter with the Company (a copy of which has been made available to Parent), no broker, investment banker, or other person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

(u)           Certain Contracts and Arrangements.

(i)    Other than this Agreement and the other documents executed in connection with this Agreement, each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which the Company or any of its Subsidiaries is bound as of the date of this Agreement has been filed or incorporated by reference in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004, the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2004, March 31, 2005 and June 30, 2005 or disclosed or filed in a Form 8-K filed by the Company since the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.

(ii)   Except as set forth on Schedule 3.1(u) of the Company Disclosure Schedule, the following Contracts to which the Company or any of its Subsidiaries is bound as of the date of this Agreement have been made available to Parent and Merger Sub prior to the date hereof:

(A)          Any Contract containing any covenant limiting the right of the Company or its Subsidiaries to engage in any line of business, make use of any material Company Intellectual Property or compete with any person in any line of business, or that purports to bind any successor to or affiliate of the Company (after consummation of the Merger), to any such restrictions;

(B)           Any Contract or series of related Contracts for the purchase of materials, supplies, goods services, equipment or other assets (other than a Contract terminable on notice of 30 days or less without penalty) that provides for future payment obligations during the next 12 months by the Company or its Subsidiaries of $175,000 or more;

(C)           Any Contract or series of related Contracts that are expected to result in net revenues to the Company and its Subsidiaries of $175,000 or more during the Company’s fiscal year 2005 or fiscal year 2006;

(D)          Any lease of personal property providing for future payment obligation of $175,000 or more during the next 12 months;

(E)           Any mortgage, pledge, security agreement, deed of trust or other instrument granting a material lien upon any real property owned or leased by the Company or a Subsidiary;

(F)           Any Contract under which the Company or a Subsidiary of the Company has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness for borrowed money to, any person (other than the Company or a Subsidiary of the Company) or any other note, bond, letter of credit, debenture or other evidence of indebtedness for borrowed money issued to any person (other than the Company or a Subsidiary of the Company) in any such case which, individually, is in excess of $175,000;

(G)           Any Contract under which the Company or a Subsidiary of the Company has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any person (other than the Company or a direct or indirect wholly-owned Subsidiary), in any such case which, individually, is in excess of $175,000;

(H)          Any Contract providing for indemnification by the Company or any of its Subsidiaries of any person with respect to material liabilities relating to any current or former business of the Company, a Subsidiary or any predecessor person, other than in connection with Contracts with customers, suppliers and manufacturers in the ordinary course of business consistent with past practices;

(I)            Any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any person or other assets;

(J)            Any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture in which the Company or any of its Subsidiaries is a party or has a voting or economic interest;

(K)          Any “in-bound” Intellectual Property license pursuant to which a third party grants a license to Company or one of its Subsidiaries (excluding “shrink wrap” and similar commercial end user licenses that are widely available for amounts of less than $75,000); and

(L)           Any Contract, or group of Contracts with a person (or group of affiliated persons), the termination or breach of which would be reasonably expected to have a Company Material Adverse Effect.

(iii)  For purposes of this Agreement, “Company Contract” shall mean any of the Contracts described in Section 3.1(u)(i) and Section 3.1(u)(ii).  All Company Contracts are valid and in full force and effect.  Neither the Company nor any Subsidiary has violated any provision of or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of any Company Contract, except in each case for those violations which, individually or in the aggregate, would not reasonably be expected to materially adversely affect the Company and its Subsidiaries, taken as a whole, nor, to the knowledge of the Company at the date of this Agreement, is any other party to any such Company Contract in breach or default thereunder.  Other than as contemplated by Section 3.1(c), no consents, assignments, waivers, authorization or other certificates or material payments are necessary in connection with the transactions contemplated hereby to provide for the continuation in full force and effect of all of the Company Contracts after the Closing, except to the extent the failure to obtain any such consent, assignment, waiver, authorization or other certificate, individually or in the aggregate, would not reasonably be expected to materially adversely affect the Company and its Subsidiaries, taken as a whole.

(v)                                 Takeover Statutes; Rights Plans.

(i)    The Company has taken all action necessary to cause any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statutes or regulations enacted under state or federal laws in the United States applicable to the Company, including NRS 78-378 – 78.3793 and NRS 78.411-78.444, inclusive, to be not applicable to the Merger or the other transactions contemplated hereby, to ensure that the Merger and the other transactions contemplated hereby may be consummated on the terms contemplated by this Agreement, and otherwise to eliminate the effects of such statutes and regulations on such transactions.

(ii)   Concurrently with the execution and delivery of this Agreement, the Company has amended the Company Rights Agreement so that (A) neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (x) cause the Rights to become exercisable, (y) cause Parent or Merger Sub to become an Acquiring Person (as defined in the Company Rights Agreement) or (z) give rise to a Distribution Date or Stock Acquisition Date (each as defined in the Company Rights Agreement), and (B) the Rights will expire in their entirety immediately prior to the Effective Time without any payment being made in respect thereof.  The Company has made available to Parent a complete and correct copy of such amendment.

3.2           Representations and Warranties of Parent and Merger Sub.  As of the date of this Agreement and as of the Effective Time (except to the extent such representations and warranties speak expressly as of an earlier date), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

(a)           Organization, Standing and Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Parent Material Adverse Effect (as defined below).  Parent and Merger Sub each has heretofore delivered to the Company complete and correct copies of its Certificate of Incorporation or Articles of Incorporation, as applicable, and Bylaws, each as amended to date.  “Parent Material Adverse Effect” means any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any such other results, occurrences, conditions, facts, changes, violations, events or effects, will or is reasonably likely to materially impair the ability of Parent and Merger Sub to timely consummate the transactions contemplated by this Agreement.

(b)           Authority; No Violations, Consents and Approvals.

(i)    Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Parent, as the owner of all of the outstanding shares of Merger Sub, has approved this Agreement and the Merger in its capacity as sole stockholder of Merger Sub.

(ii)   Except as set forth on Schedule 3.2(b) of the disclosure schedule dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Schedule”), the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, or give rise to a right of purchase under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or Merger Sub under, or otherwise result in a material detriment to Parent or Merger Sub under, any provision of (A) the Certificate of Incorporation or Articles of Incorporation, as applicable, or Bylaws of Parent or Merger Sub, (B) any material Contract to which the Parent or the Merger Sub is a party or which is applicable to Parent or Merger Sub or (C) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.2(b)(iii) are duly and timely obtained or made, any material judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets.

(iii)  No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby except for: (A) the filing of a premerger notification report by Parent or its ultimate parent under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing with the SEC of the Proxy Statement (and clearance by the SEC of such Proxy Statement), and such other reports and documents to be filed under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby; (C) the filing of the Articles of Merger with the Nevada Secretary of State; (D) filings with Nasdaq; (E) such filings and approvals as may be required by any applicable state securities, “blue sky” or takeover laws or environmental laws; (F) such filings and approvals as may be required by any foreign premerger notification, securities, corporate or other law, rule or regulation; and (G) any such consent, approval, order, authorization, registration, declaration, filing, or permit that the failure to obtain or make would not be reasonably expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(c)           Information Supplied.  None of the information supplied or to be supplied by Parent, its Affiliates or its representatives for inclusion or incorporation by reference in the Proxy Statement or any other document filed with the SEC in connection with the Merger, will, at the time such document is filed with the SEC, at any time it is amended or supplemented, at the time it is first published, sent or given to the Company’s stockholders or the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d)           Litigation.  Except as disclosed in Schedule 3.2(d) of the Parent Disclosure Schedule, as of the date of this Agreement there is no suit, action or proceeding pending, or, to the knowledge of Parent, threatened against or affecting Parent or Merger Sub (“Parent Litigation”), and, as of the date of this Agreement, Parent has no knowledge of any facts that are likely to give rise to any Parent Litigation, in each case, that would be reasonably likely to adversely affect the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any Subsidiary of Parent that would be reasonably likely to adversely affect the ability of the Company or Merger Sub to consummate the transactions contemplated by this Agreement.

(e)           Financing.  True, correct and complete copies of the debt commitment letter dated August 18, 2005 from Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and the supplemental letter related thereto from Merrill Lynch Capital dated August 31, 2005 (collectively, the “Debt Commitment Letter”) and the equity commitment letter dated August 31, 2005 from the Guarantors and Infinity Associates LLC (the “Equity Commitment Letter,” and with the Debt Commitment Letter, the “Commitment Letters”), have previously been provided to the Company, all of which are in full force and effect.  The aggregate proceeds contemplated by the Commitment Letters, if and when funded in accordance with the Commitment Letters, together with the available cash of the Company, will be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration, the aggregate Option Consideration, any repayment or refinancing of debt contemplated in the Commitment Letters, all payments required under Section 5.5 hereof and the fees and expenses incurred in connection with the transactions contemplated hereby.  The obligation of the financing sources to fund the commitments under the Debt Commitment Letter is not subject to any conditions other than as set forth in or contemplated by the Debt Commitment Letter.  The obligation of the financing sources to fund under the Equity Commitment Letter is not subject to any conditions other than as set forth in the Equity Commitment Letter and conditions customary for transactions of this nature.  As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Equity Commitment Letter by Parent or Merger Sub.  Parent has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Commitment Letters not being satisfied to the extent such conditions can be satisfied by, or are under the control of, Parent or Merger Sub or (ii) the funding contemplated in the Commitment Letters not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement.

(f)            Solvency; Surviving Corporation After the Merger.  Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors.  Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, at and immediately after the Effective Time, and after giving effect to the Merger and the other transactions contemplated hereby, the Surviving Corporation (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured); (ii) will have adequate capital and liquidity with which to engage in its business; and (iii) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured.

(g)           Vote/Approval Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby.  The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.

(h)           No Business Conduct.  Each of Parent and Merger Sub was incorporated on August 29, 2005.  Since their respective inception, neither Parent nor Merger Sub has engaged in any activity, other than such actions in connection with (i) its organization; (ii) in the case of Parent, the purchase of all of the outstanding capital stock of Merger Sub; and (iii) the preparation, negotiation and execution of this Agreement and the transactions contemplated hereby. As of the date of this Agreement, Parent has not issued any capital stock.  Neither Parent nor Merger Sub has any operations, has generated any revenues or has any liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

ARTICLE IV

COVENANTS RELATING TO CONDUCT
OF BUSINESS PENDING THE MERGER

4.1           Conduct of Business by the Company Pending the Merger.

(a)           Ordinary Course.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of the Company and its Subsidiaries shall, except to the extent expressly contemplated by this Agreement or agreed to in writing by Parent, (i) carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and in compliance with all applicable laws and regulations (including with respect to filings under the federal securities laws), (ii) pay its debts and Taxes and perform other obligations when due (subject to good faith disputes concerning such debts, Taxes and obligations), (iii) use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and employees, and (iv) use commercially reasonable efforts to preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect at the Effective Time.

(b)           Required Consent.  In addition, without limiting the generality of Section 4.1(a), except as set forth on Schedule 4.1(b) of the Company Disclosure Schedule (with appropriate reference to the subparagraph of this Section 4.1(b) implicated by such disclosure), or as expressly contemplated or permitted by the terms of this Agreement or required by applicable law, without the prior written consent of Parent, which consent will not be unreasonably withheld (provided that, in the case of actions described in clauses (iv), (v), (vi), (vii) and (xvii) of this Section 4.1(b), Parent shall be entitled to grant or withhold its consent in its sole discretion), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit its Subsidiaries to do any of the following:

(i)            Dividends; Changes in Stock.  Except for transactions solely among the Company and its Subsidiaries, the Company shall not and it shall not permit any of its Subsidiaries to: (A) except in accordance with the Company’s past practice of paying a quarterly cash dividend not to exceed $0.05 per share of Company Common Stock, declare or pay any dividends on or make other distributions in respect of any of its capital stock or partnership interests; (B) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (C) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire, any shares of its capital stock, except as required by any Employee Benefit Plan or employment agreement existing on the date of this Agreement; or (D) amend the terms of any outstanding Company Stock Options or shares of restricted Company Common Stock.

(ii)           Issuance of Securities.  The Company shall not, and it shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class, any Voting Debt or other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Voting Debt, other voting securities or convertible or exchangeable securities, other than: (A) the issuance of Company Common Stock upon the exercise of stock options granted under the Company Stock Plans that are outstanding on the date of this Agreement, or in satisfaction of stock grants or other stock based awards made prior to the date of this Agreement pursuant to the Company Stock Plans, and (B) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock to its parent.

(iii)          Governing Documents.  The Company shall not amend or propose to amend its Articles of Incorporation or Bylaws or terms of its capital stock, and shall not permit any of its Subsidiaries to amend or propose to amend its respective formation and organizational documents or terms of its capital stock.

(iv)          New Lines of Business; Retail Stores.  The Company shall not, and shall not permit any of its Subsidiaries to, enter into any line of business outside of the apparel industry or open any new retail stores.

(v)           No Acquisitions.  The Company shall not, and it shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or any of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof.

(vi)          Joint Ventures.  The Company shall not, and it shall not permit any of its Subsidiaries to, enter into any agreement or understanding with respect to any joint venture, strategic partnership, alliance or similar arrangement that is material to any of its divisions or business.

(vii)         No Dispositions.  The Company shall not, and it shall not permit any of its Subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell or otherwise dispose of, any of its respective assets or properties other than: (A) as may be necessary or required pursuant to Section 5.4, (B) sales or other dispositions of inventory in the ordinary course of business consistent with past practice, (C) sales or other dispositions of assets (other than inventory) in the ordinary course of business consistent with past practice that are not material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole, or (iii) under agreements set forth on Schedule 4.1(b)(vii) of the Company Disclosure Schedule.

(viii)        Advances; Loans.  The Company shall not, and it shall not permit any of its Subsidiaries to, make any loans, advances or capital contributions to, or investments in, any other person, other than employee advances for travel and entertainment expenses and intercompany loans in the ordinary course of business consistent with past practices.

(ix)           No Dissolution, Etc.  The Company shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries.

(x)            Accounting.  The Company shall not, and shall not permit any of its Subsidiaries to, make any material changes in their accounting methods, except as required by applicable law, rule or regulation or GAAP.

(xi)           Affiliate Transactions.  The Company shall not, and shall not permit any of its Subsidiaries to, enter into any agreement or arrangement with any of their respective Affiliates (as such term is defined in Rule 405 under the Securities Act, an “Affiliate”), other than with wholly owned Subsidiaries of the Company, on terms less favorable to the Company or such Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s-length basis.

(xii)          Insurance.  The Company shall not, and shall not permit any of its Subsidiaries to, fail to maintain with financially responsible insurance companies insurance in at least such amounts and against at least such risks and losses as are consistent with such entities’ past practice.

(xiii)         Tax Matters.  The Company shall not and shall not permit any of its Subsidiaries to:  (i) make, change or rescind any material express or deemed election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where the Company has the capacity to make such binding election, (ii) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material Taxes, (iii) file any amendment to a material Tax Return, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Returns that have been filed for prior taxable years, except as may be required by applicable law.

(xiv)        Certain Employee Matters.  The Company shall not and it shall not permit any of its Subsidiaries to: (i) grant any increases in the compensation (including equity compensation and commission rates) of any of its directors, officers or employees, except increases made in the ordinary course of business and in accordance with past practices in an amount, per individual, not in excess of 5% of the compensation payable to such person prior to such increase, and provided that payments of bonuses to officers and employees not exceeding an aggregate amount of $3,500,000 in accordance with the methodologies set forth on Schedule 4.1(l)(xiv) of the Company Disclosure Schedule shall not be prohibited or restricted hereby; (ii) pay or agree to pay to any director, officer or employee, whether past or present, any pension, retirement allowance or other employee benefit not expressly required by any of the Company’s existing Employee Benefit Plans; (iii) enter into any new, or amend any existing, employment or severance, retention, change of control or termination agreement with any director, officer or employee; (iv) hire or offer to hire any employee with an annual salary in excess of $150,000; (v) become obligated under any new Employee Benefit Plan which was not in existence or approved by the Board of Directors of the Company prior to the date of this Agreement, or amend any Employee Benefit Plan in existence on the date of this Agreement; or (vi) transfer, sell, gift or otherwise dispose any of its records, archives, accounts, personal or real property, rights or other effects to any director, officer or employee.

(xv)         Settlements; Legal Proceedings.  The Company shall not, and shall not permit any of its Subsidiaries to, (i) settle any pending or threatened claims (including any Tax claims), actions, proceedings or litigation, except any such claims, actions, proceedings or litigation for money damages in an amount less than $150,000 in any one case or $300,000 in the aggregate, or cancel, compromise, waive or release any right or claim either involving more than $150,000 in any one case or $300,000 in the aggregate or outside the ordinary course of business, or (ii) commence any legal proceedings other than in the ordinary course of business.

(xvi)        Indebtedness.  The Company shall not, and shall not permit any of its Subsidiaries to, (i) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt or debt securities of others or (ii) except in the ordinary course of business consistent with past practices, create any mortgages, liens, security interests or other similar encumbrances on the assets or property of the Company or any of its Subsidiaries in connection with any indebtedness thereof.  Notwithstanding the foregoing, clause (i) of the immediately preceding sentence shall not restrict regular borrowings under the Company’s existing credit facilities made in the ordinary course of business consistent with past practices.

(xvii)       Non-Competition; Exclusivity.  The Company shall not, and shall not permit any of its Subsidiaries to, enter into or renew any agreements containing, or that otherwise subject the Company or any Subsidiary to, any non-competition, exclusivity or other material restriction on its business.

(xviii)      Capital Expenditures.  The Company shall not, and shall not permit any of its Subsidiaries to, make or commit to make any capital expenditures in excess of $40,000 individually and $100,000 in the aggregate, unless expressly provided for in the capital expenditures budget attached as part of Schedule 4.1(b)(xviii) of the Company Disclosure Schedule.

(xix)         Company Contracts.  The Company shall not, and shall not permit any of its Subsidiaries to, modify, terminate or amend in any material respect any Company Contract or enter into any agreement that would constitute a Company Contract (other than in connection with any action that is expressly permitted in this Section 4.1(b)).

(xx)          Inventory Purchase Plans; Marketing Plans.  The Company shall not, and shall not permit any of its Subsidiaries to: (i) purchase any inventory outside of the ordinary course of business consistent with past practice; or (ii) approve any marketing, advertising or public relations expenditure or plans outside its existing marketing, advertising or public relations plans.

(xxi)         Investments.  The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, (A) make or own any investments other than (1) cash, (2) overnight bank deposits and (3) interests in a money market fund substantially all of the assets of which consist of securities that are investment grade rated and having maturities of not more than 180 days from the date of acquisition; provided that the Company or such Subsidiary may withdraw funds from such money market fund at any time, or (B) enter into any foreign exchange contract, currency swap contract, futures contract, option contract or other similar agreement or arrangement, in each case for the purpose of managing or hedging foreign currency risk.

(xxii)        Accounts Receivable.  The Company shall not, and shall not permit any of its Subsidiaries to, waive, write-off or compromise any account receivable other than in the ordinary course of business consistent with past practice in excess of $30,000 individually or $100,000 in the aggregate, or factor or otherwise sell any account receivable.

(xxiii)       Agreements.  The Company shall not, and shall not permit any of its Subsidiaries to, agree in writing or otherwise to take any action inconsistent with any of the foregoing.

(c)           Procedure for Obtaining Consent.  If the Company desires to take any action that is prohibited pursuant to this Section 4.1, the Company may request Parent’s consent from any person listed on Schedule 4.1(c) of the Parent Disclosure Schedule (with a copy as provided in Section 8.3), and Parent shall provide its response to such request within two (2) business days of receipt of such request (it being understood that email delivery followed by telephone confirmation of receipt of such notice shall be acceptable for purposes of this Section 4.1(c)).  If no response is provided by the end of the second business day following receipt of such request, Parent’s consent to such action shall be deemed to have been provided.

4.2           No Solicitation by the Company.

(a)           From and after the date of this Agreement, the Company agrees that it and its Subsidiaries and their respective officers, directors and employees will not, and will direct its Affiliates, agents, accountants, consultants, financial advisors, attorneys and other representatives or those of any of its Subsidiaries to not, directly or indirectly, (i) solicit, initiate, facilitate or encourage any invitation or submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in Section 4.2(g)) from any person, (ii) participate or engage in any discussions or negotiations concerning, or furnish to any person nonpublic information or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, with respect to, any Acquisition Proposal, (iii) withdraw, modify or amend in a manner adverse to Parent the Recommendations (as defined in Section 5.3), (iv) approve, endorse or recommend any Acquisition Proposal, (v) grant any waiver or release under any standstill or similar agreement with respect to any class of securities of the Company, or (vi) enter into any agreement in principle, arrangement, understanding or contract relating to an Acquisition Proposal, subject, in the case of clauses (ii) through (vi), to Section 4.2(c) and Section 4.2(d).

(b)           The Company shall notify Parent promptly (and in any event within 24 hours) upon receipt by the Company or any of its advisors or representatives of any Acquisition Proposal, any indication that any person is considering making an Acquisition Proposal, any request for information relating to the Company or any of its Subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal, or any inquiry or request for discussions or negotiations regarding any Acquisition Proposal.  The Company shall provide to Parent promptly

(and in any event within 24 hours), orally and in writing, the identity of such person, the material terms and conditions of such Acquisition Proposal, request or inquiry and a copy of such Acquisition Proposal, request or inquiry, if written.  The Company shall inform Parent promptly (and in any event within 24 hours) of any changes in the material terms or conditions to any Acquisition Proposal received, and the Company shall keep Parent reasonably informed on a prompt basis of the status of any such Acquisition Proposal, request or inquiry.

(c)           Notwithstanding anything to the contrary contained in this Section 4.2, in the event that, prior to the approval of this Agreement and the Merger by the stockholders of the Company as provided herein, the Company receives an unsolicited, bona fide, written Acquisition Proposal with respect to itself from a third party (under circumstances in which the Company has complied with its obligations under this Section 4.2) that its Board of Directors has in good faith concluded (following the receipt of the advice of its outside legal counsel and its financial advisor) is, or is reasonably likely to result in, a Superior Proposal, it may then take the following actions, provided, that prior to taking any such action, the Company’s Board of Directors, following the receipt of advice of its outside legal counsel, determines in good faith that the failure to take such action would be a violation of its fiduciary obligations to the Company’s stockholders under applicable law: (i) furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) at least 24 hours prior to furnishing any such nonpublic information to such party, it gives Parent written notice of its intention to furnish such nonpublic information, (B) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic information furnished to such third party on its behalf, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement (as defined in Section 5.2) (and containing additional provisions that expressly permit the Company to comply with the provisions of this Section 4.2) and (C) contemporaneously with furnishing any nonpublic information to such third party, it furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); (ii) engage in negotiations with the third party with respect to the Acquisition Proposal, provided that at least 24 hours prior to entering into negotiations with such third party, it gives Parent written notice of its intention to enter into negotiations with such third party; and (iii) grant a waiver or release with respect to the third party making the Acquisition Proposal under a standstill or similar agreement to allow the third party making such Acquisition Proposal to engage in negotiations with the Company with respect to such proposal (but not allow such third party to acquire any class of securities of the Company).

(d)           Notwithstanding anything in this Agreement to the contrary, the Company’s Board of Directors shall be permitted, at any time prior to approval of this Agreement and the Merger by the stockholders of the Company, in response to an unsolicited, bona fide, written Acquisition Proposal, to approve or recommend, or propose to approve or recommend, any such Acquisition Proposal and, in connection therewith, to withdraw, modify or change in a manner adverse to Parent the Recommendations, but only if:

(i)            the Board of Directors of the Company concludes in good faith after consultation with its financial advisors that such Acquisition Proposal constitutes a Superior Proposal, and following the receipt of advice of its outside legal counsel, determines in good faith that the failure to take such action would be a violation of its fiduciary obligations to the Company’s stockholders under applicable law,

(ii)           the Company has delivered to Parent a written notice (a “Notice of Superior Proposal”) that advises Parent that the Company has received a Superior Proposal, summarizes the material terms and conditions of such Superior Proposal and attaches a complete copy of such Superior Proposal, and identifies the person making such Superior Proposal (it being agreed and understood that any subsequent amendments or modifications to such Superior Proposal shall again be subject to the provisions of this subparagraph), and

(iii)          either (x) on or before the expiration of the three business day period following the delivery to Parent of any Notice of Superior Proposal, Parent does not make a written offer (a “Matching Bid”) in response to such Superior Proposal, or (y) following receipt of a Matching Bid within the three business day period following delivery to Parent of any Notice of Superior Proposal, the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside legal counsel, after taking into consideration the Matching Bid, that the Superior Proposal to which the Notice of Superior Proposal relates continues to be a Superior Proposal.

Any action pursuant to this Section 4.2(d) shall not constitute a breach of the Company’s representations, warranties, covenants or agreements contained in this Agreement.

(e)           Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to its stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act to the extent required by applicable law.

(f)            The Company shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by the Company or any of its representatives with respect to any Acquisition Proposal.  The Company shall promptly request that each person who has received confidential information about the Company in connection with that person’s consideration of an Acquisition Proposal return or destroy all such information.

(g)           For purposes of this Agreement, the following terms shall have the following meanings: (i) ”Acquisition Proposal” shall mean any inquiry, offer or proposal relating to any transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any person, entity or “Group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a twenty percent (20%) interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any person, entity or Group beneficially owning twenty percent (20%) or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than twenty percent (20%) of the assets of the Company and its Subsidiaries, taken as a whole, or (C) any liquidation or dissolution of the Company or any of its Subsidiaries; and (ii) ”Superior Proposal” shall mean a written Acquisition Proposal for more than fifty percent (50%) of the equity interest in, or more than fifty percent (50%) of the consolidated assets of, the Company and its Subsidiaries, that the Board of Directors of the Company has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial adviser), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person, entity or Group making the proposal, to be more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of the Merger and is reasonably capable of being consummated.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1           Preparation of Proxy Statement.  Parent, Merger Sub and the Company shall promptly prepare and the Company shall file with the SEC the preliminary Proxy Statement for use in connection with the solicitation of proxies from the Company’s stockholders in connection with the Merger and the Stockholders’ Meeting; provided, however, that the Company shall furnish such preliminary Proxy Statement to Parent for review before such filing with the SEC and that such filing shall be subject to Parent’s prior approval of the preliminary Proxy Statement, which approval shall not be unreasonably withheld or delayed.  Subject to Section 4.2(d), the Proxy Statement shall include a description of the determinations and approvals, and shall include the Recommendations, of the Company’s Board of Directors.  The Company and Parent shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC.  As promptly as practicable after comments are received from the SEC with respect to the preliminary Proxy Statement, the Company, Parent and the Merger Sub shall use commercially reasonable efforts to respond to the comments of the SEC.  The Company shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments of the SEC prior to their being filed with or sent to the SEC, and the filing of such shall be subject to Parent’s prior approval, which approval shall not be unreasonably withheld or delayed.  Parent shall promptly provide the Company with such information as may be required to be included in the Proxy Statement or as may be reasonably required to respond to any comment of the SEC.  After all the comments received from the SEC have been cleared by the SEC staff and all information required to be contained in the Proxy Statement has been included therein by the Company (or, in the event the SEC has informed the Company that it will not review the preliminary Proxy Statement, then as promptly as practicable following the tenth (10th) day following the filing of the preliminary Proxy Statement), the Company shall file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its stockholders of record, as of the record date established by the Board of Directors of the Company, as promptly as practicable thereafter.  Notwithstanding the foregoing, if the Board of Directors of the Company withdraws, modifies or changes the Recommendations in accordance with

Section 4.2(d) so as not to recommend this Agreement or the Merger, upon the termination of this Agreement in accordance with Section 7.1(c)(i) or Section 7.1(d)(i), the Company shall not be required to comply with the provisions of this Section 5.1.

5.2           Access to Information.  Until the Closing, the Company shall afford to Parent and its representatives (including accountants and counsel) reasonable and direct access (in each case, only at such locations and in accordance with such procedures regarding prior notice and the time and duration of access as are mutually agreed to between Parent and the Company prior to any such access, it being agreed and understood that access to any directors, officers and employees in accordance with such mutually agreed procedures shall be granted without the supervision of a representative of the Company if so requested by Parent) to all properties, books, records, files, Tax Returns and directors, officers, employees and counsel of the Company and each of its Subsidiaries (provided that Parent and its representatives shall not have access for purposes of conducting any environmental sampling or testing) and all other information with respect to their respective businesses, together with the opportunity, at the sole cost and expense of Parent, to make copies of such books, records and other documents and to discuss the business of the Company and each of its Subsidiaries with such directors, officers, employees and counsel for the Company as Parent may reasonably request for the purposes of familiarizing itself with the Company and each of its Subsidiaries.  Parent and its representatives shall use their reasonable commercial efforts to conduct any such activities in such a manner as not to interfere with the business or operations of the Company or its Subsidiaries or otherwise cause any interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties.  Notwithstanding the foregoing, Parent shall not have access to personnel records of the Company or any of its Subsidiaries relating to medical histories.  Parent agrees that it will not, and will cause its respective representatives not to, use any information obtained pursuant to this Section 5.2 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.  The Confidentiality Agreement dated as of May 9, 2005 between Parent and Bear, Stearns & Co. Inc., for itself and on behalf of the Company (the “Confidentiality Agreement”), shall (subject to Section 7.5) continue to apply with respect to information furnished thereunder or hereunder and any other activities contemplated thereby.

5.3           Stockholders Meeting.  The Company will take all action necessary in accordance with the NRS and its Articles of Incorporation and Bylaws to call, hold and convene as promptly as practicable a meeting of its stockholders to consider adoption of the Merger and this Agreement (the “Stockholders’ Meeting”).  The Company will solicit from its stockholders proxies in favor of the adoption of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the Nasdaq or the NRS to obtain such approvals.  Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting.  The Company shall ensure that its

Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Stockholders’ Meeting are solicited in compliance with the NRS, its Articles of Incorporation and Bylaws, the rules of the Nasdaq and all other applicable legal requirements.  The Board of Directors of the Company shall recommend that the Company’s stockholders vote in favor of and adopt and approve the Merger and this Agreement at the Stockholders’ Meeting (the “Recommendations”).  Notwithstanding the foregoing, if the Board of Directors of the Company withdraws, modifies or changes the Recommendations in accordance with Section 4.2(d) so as not to recommend this Agreement or the Merger, upon the termination of this Agreement in accordance with Section 7.1(c)(i) or Section 7.1(d)(i), the Company shall not be obligated to take any action otherwise required pursuant to this Section 5.3, and the Company may cancel any scheduled stockholders’ meeting.

5.4           HSR and Other Approvals.

(a)           Except for the filings and notifications made pursuant to applicable Antitrust Laws, to which Sections 5.4(b) and 5.4(c), and not this Section 5.4(a), shall apply, promptly following the execution of this Agreement, the parties shall proceed to prepare and file with the appropriate Governmental Entities such authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the transactions contemplated by this Agreement and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b)           Promptly following the execution of this Agreement, but in no event later than ten Business Days following the date of this Agreement, the parties shall file, or cause to be filed by their respective “ultimate parent entities,” with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) the notifications and other information (if any) required to be filed under the HSR Act with respect to the transactions contemplated by this Agreement. Each of Parent and the Company shall fully cooperate with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary under the HSR Act. Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC or the Antitrust Division.  Parent shall take whatever action is necessary to prevent the FTC, Antitrust Division, or other Governmental Entity, as the case may be, from filing action with a court or Governmental Entity, which, if the Governmental Entity prevailed, would restrain, enjoin or otherwise prevent or materially delay the consummation of the Merger, including an agreement to (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or either’s respective Subsidiaries; (ii) terminate existing relationships and contractual rights and obligations of the Company or Parent or either’s respective Subsidiaries; (iii) terminate any relevant venture or other arrangement; or (iv) effectuate any other change or restructuring of the Company or Parent (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with the FTC, the Antitrust Division or other Governmental Entity) (each a “Divestiture Action”).  In the event any action is threatened or instituted challenging the Merger as violative of the HSR

Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, or any other applicable law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), Parent shall take such action, including any Divestiture Action, as may be necessary to avoid, resist or resolve such action.  Parent shall be entitled to direct any proceedings or negotiations with any Governmental Entity relating to any of the foregoing, provided that it shall afford the Company a reasonable opportunity to participate therein.  In addition, Parent shall take such action as may be required by any federal or state court of the United States, in any action brought by a Governmental Entity or any other person challenging the Merger as violative of the Antitrust Laws, including any Divestiture Action, in order to avoid the entry of any permanent injunction or other permanent order which would restrain, enjoin or otherwise prevent the consummation of the Merger, and in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the Termination Date.

(c)           From the date of this Agreement through the date of termination of the required waiting period under the HSR Act, Parent and Merger Sub shall not take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law.

5.5           Employee Matters.

(a)           Parent shall take such action as may be necessary so that on and after the Effective Time, and for one year thereafter, officers and employees of the Company and its Subsidiaries who remain after the Closing in the employ of the Company or its Subsidiaries are provided employee benefits, plans and programs which, in the aggregate, are not materially less favorable than those made available by the Company and its Subsidiaries to such officers and employees immediately prior to the Effective Time and listed on Schedule 3.1(l)(i) of the Company Disclosure Schedule, except that Parent will have no obligation to maintain any equity compensation programs after the Effective Time and, therefore, the assessment of the aggregate value of the employee benefits, plans and programs prior to the Effective Time shall not take into consideration any equity compensation programs.  For purposes of eligibility to participate and vesting in all benefits provided by Parent to such officers and employees, the officers and employees of the Company and its Subsidiaries will be credited with their years of service with the Company and its Subsidiaries and any predecessors thereof to the extent service with Parent and its Subsidiaries and any predecessors thereof is taken into account under the plans of Parent and its Subsidiaries.  The eligibility of any officer or employee of the Company and its Subsidiaries to participate in any welfare benefit plan or program of Parent shall not be subject to any exclusions for any pre-existing conditions if such individual has met the participation requirements of similar benefit plans and programs of the Company and its Subsidiaries.  All individuals eligible to participate in any plan or arrangement contemplated above shall be immediately eligible to participate in the similar plan or arrangement maintained by Parent or its Subsidiaries (or the same plan or arrangement if still maintained).  Amounts paid before the Effective Time by officers and employees of the Company and its Subsidiaries under any health plans of the Company or its Subsidiaries shall, after the Effective Time, be taken into account in applying deductible and out-of-pocket limits applicable under the health plans of Parent provided as of the Effective Time to the same extent as if such amounts had been paid under such health plans of Parent.  Nothing contained in this Section 5.5(a) shall (i) create any rights in any officer or employee or former officer or employee (including any beneficiary or dependent thereof) of the Company, any of its Subsidiaries or the Surviving Corporation in respect of continued employment for any specified period of any nature or kind whatsoever or (ii) require Parent or the Surviving Corporation to provide benefits beyond the period required under the terms of any employee benefits, plans or programs.

(b)           After the Effective Time, Parent, the Surviving Corporation and each of their respective Subsidiaries are and shall remain liable for, and Parent, the Surviving Corporation and each of their respective Subsidiaries shall be responsible for and shall promptly discharge, all liabilities, duties and claims (to or by any of the Company’s or its Subsidiaries’ employees or former employees, any beneficiary under any Employee Benefit Plan, any Governmental Entity or otherwise) arising out of or relating to the employment relationship between the Company or any of its Subsidiaries and their respective employees and former employees, including liabilities, duties and claims (i) for deferred compensation, incentive compensation, retirement benefits, health and life benefits, severance arrangements and benefits, disability benefits and other benefits under any Employee Benefit Plan, fund, program, arrangement, policy or practice, (ii) relating to continuation health coverage pursuant to Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA and (iii) for unemployment and workers’ compensation or similar benefits.  After the Effective Time, Parent, the Surviving Corporation and each of their respective Subsidiaries shall file any and all annual reports, filings or notices that may be required in connection with any Employee Benefit Plan to be filed with Governmental Entities or provided to participants and beneficiaries after the Closing.

(c)           At the Effective Time, the Surviving Corporation shall assume, and perform pursuant to, each of the severance benefit plans described in Schedule 5.5(c) of the Company Disclosure Schedule in the same manner and to the same extent that the Company would be required to perform pursuant to such plans if the transactions contemplated by this Agreement had not been consummated; provided, however, that for a period equal to twelve months, the Surviving Corporation or any of its successors shall not terminate or otherwise amend such plans in a manner adverse to any employee of the Company or any of its Subsidiaries covered by such plans immediately prior to the Effective Time.

(d)           At the Effective Time, the Surviving Corporation shall assume, and perform pursuant to, the SERP and each of the employment agreements and retention agreements described on Schedule 5.5(d) of the Company Disclosure Schedule.

(e)           No later than three business days prior to the Closing Date, Parent shall deliver a written notice (the “Termination Notice”) to the Company of the names of the employees of the Company and its Subsidiaries whose employment shall be terminated by the Surviving Corporation or any of its Subsidiaries on the Closing Date whose names are listed on Schedule 5.5(e) of the Company Disclosure Schedule.  At the Effective Time, Parent shall pay by wire transfer of immediately available funds to accounts designated prior to the Closing by the Company (subject to all applicable withholding taxes) the amounts set forth in the columns entitled “Severance Payment Amount” and “Retention Payment Amount” opposite each person’s name on Schedule 5.5(e) of the Company Disclosure Schedule that is listed in the Termination Notice, and shall pay or cause the Company to pay the employer portion of any Medicare, Social Security or unemployment Taxes payable by the Company or any of its Subsidiaries in respect of such cash payments; provided that any person listed in the Termination Notice who has a “Retention Payment Amount” listed opposite his name shall only be entitled to receive such payment at the Effective Time if such person is employed by the Company or any of its Subsidiaries as of immediately prior to the Effective Time or if such person’s employment by the Company or any of its Subsidiaries is terminated for Good Reason (as defined in the Company’s Executive Retention Plan) prior to the Effective Time.  If a person’s name is listed on the Termination Notice, and such person is employed by the Company or any of its Subsidiaries as of immediately prior to the Effective Time, such person shall be deemed to have been terminated for Good Reason (as defined in the Company’s Executive Retention Plan).

(f)            No later than three business days prior to the Effective Time, the Company shall deliver to Parent a written schedule setting forth (i) the amounts payable pursuant to the SERP as a result of the consummation of the Merger and/or a termination of employment; and (ii) the accounts (including any trust accounts established pursuant to the SERP) to which the aforementioned amounts shall be payable at the Effective Time.  At the Effective Time, Parent shall pay by wire transfer of immediately available funds to the accounts designated by the Company (subject to all applicable withholding taxes) the amounts set forth in such schedule delivered pursuant to this Section 5.5(f), and shall pay or cause the Company to pay the employer portion of any Medicare, Social Security or unemployment Taxes payable by the Company or any of its Subsidiaries in respect of such cash payments.

(g)           The Company shall take such action, prior to the Effective Time, necessary to obtain from each individual who has entered into an Employee Agreement with the Company a release in a form reasonably acceptable to Parent acknowledging the accuracy of the Company’s representations in Section 3.1(l)(i)(E) with respect to such individual and that the individual agrees that he or she is not entitled to any payment not specifically set forth on Schedule 3.1(l)(v)(A) of the Company Disclosure Schedule.

5.6           Indemnification; Directors’ and Officers’ Insurance.

(a)           Without limiting any additional rights that any D&O Indemnified Person (as defined below) may have pursuant to any employment agreement, indemnification agreement or otherwise, from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who acts as a fiduciary under any Employee Benefit

Plan of the Company or any of its Subsidiaries (the “D&O Indemnified Persons”) against all losses, claims, damages, costs, expenses (including attorneys’ and other professionals’ fee and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, employee or agent of the Company or any of its Subsidiaries, a fiduciary under any Employee Benefit Plan of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such person in any such capacity whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“D&O Indemnified Liabilities”), including all D&O Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the transactions contemplated hereby, in each case to the fullest extent permitted under applicable law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each D&O Indemnified Person to the fullest extent permitted under applicable law, provided that such D&O Indemnified Person provides an undertaking to repay such expenses if such person is determined to not be entitled to indemnification).  Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any D&O Indemnified Persons (whether arising before or after the Effective Time), (i) the D&O Indemnified Persons may retain the Company’s regularly engaged independent legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the D&O Indemnified Persons as promptly as statements therefor are received and (ii) Parent and the Surviving Corporation shall use their reasonable commercial efforts to assist in the vigorous defense of any such matter, provided that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld).  Any D&O Indemnified Person wishing to claim indemnification under this Section 5.6(a), upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any liability that it may have under this Section 5.6(a) except to the extent such failure materially prejudices such party’s position with respect to such claims) and shall deliver to Parent and the Surviving Corporation any undertaking required by applicable law, but without any requirement for the posting of a bond or any other terms or conditions other than those expressly set forth herein.

(b)           The Articles of Incorporation and Bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are presently set forth in the Company’s Articles of Incorporation and Bylaws.  For a period of 6 years following the Effective Time, Parent and the Surviving Corporation shall not amend, repeal or otherwise modify the Articles of Incorporation or Bylaws of the Surviving Corporation in any manner that would affect adversely the rights thereunder of individuals who at and at any time prior to the Effective Time were entitled to indemnification thereunder (unless such amendment, repeal or modification is required by applicable law).  Parent shall, and shall cause the Surviving Corporation to, honor any indemnification agreements between the Company and any of its directors, officers or employees.

(c)           Parent and the Surviving Corporation shall indemnify any D&O Indemnified Person against all reasonable costs and expenses (including attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 5.6(a) (including the undertaking required therein), relating to the enforcement of such D&O Indemnified Person’s rights under this Section 5.6 or under any charter, bylaw or contract regardless of whether such D&O Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)           Parent agrees that the Company will cause to be put in place immediately prior to the Effective Time “tail” insurance policies with a claims period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time; provided, that Parent shall not be required to expend in the aggregate in connection with the purchase of such tail coverage an amount in excess of three times the Company’s current annual premium for such coverage (and to the extent such coverage shall exceed such amount, Parent shall obtain the maximum amount of coverage as is available for such amount).

(e)           In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.6.  The provisions of this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, the parties hereto and each person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 5.6, and his heirs and representatives.  The Surviving Corporation shall not, and Parent shall cause the Surviving Corporation not to, sell, transfer, distribute or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 5.6 unless proper provisions are made for Parent or the transferee of such assets to assume the Surviving Corporation’s obligations hereunder.

5.7           Agreement to Defend; Reasonable Efforts; Notification.

(a)           In the event any claim, action, suit, investigation or other proceeding by any governmental body or other person or other legal or administrative proceeding is commenced or threatened in writing that questions the validity or legality of, or seeks to prevent, the transactions contemplated hereby, or seeks damages in connection therewith, the parties hereto agree to cooperate and use their commercially reasonable efforts to defend against and respond thereto.

(b)           Each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in ARTICLE VI to be satisfied, (ii) the obtaining of all consents, approvals or waivers from third parties, or the sending of notices to third parties, required as a result of the transactions contemplated in this Agreement (provided that nothing herein shall obligate or be construed to obligate the Company or its Subsidiaries (A) to make any payment to any third party in order to obtain the consent or approval of such third party, or (B) to amend or alter the terms of any agreement or arrangement), and (iii) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby, and to fully carry out the purposes of, this Agreement.

(c)           Each party shall give prompt written notice to the other party upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in ARTICLE VI would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, or cure any breach thereof, or affect the conditions to the obligations of the parties under this Agreement.

5.8           Public Announcements.  The parties hereto will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the consent of the other party, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or transaction reporting system, in which case reasonable efforts to consult with the other party shall be made prior to such press release or public statement.

5.9           Advice of Changes; SEC Filings.  The Company and Parent, as the case may be, shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would have, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be.  The Company and Parent shall provide each other (or their respective counsel) in advance copies of all filings to be made by such party or its Subsidiaries with the SEC or any other state or federal Governmental Entity in connection with this Agreement and the transactions contemplated hereby, and shall provide the other with a reasonable time to review and comment thereon.

5.10         Conveyance Taxes.  The Company and Parent will (a) cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time, (b) cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any applicable exemptions to any such tax or fee, and (c) each pay any such tax or fee which becomes payable by it on or before the Effective Time.

5.11         Investigation and Agreement by Parent and Merger Sub; No Other Representations or Warranties.

(a)           Each of Parent and Merger Sub acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and its Subsidiaries and their businesses and operations, and Parent and Merger Sub have requested such documents and information from the Company as each such party considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement.  Each of Parent and Merger Sub acknowledges and agrees that it has had an opportunity to ask all questions of and receive answers from the Company with respect to any matter such party considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement.  In connection with Parent’s and Merger Sub’s investigation of the Company and its Subsidiaries and their businesses and operations, Parent, Merger Sub and their representatives have received from the Company or its representatives certain projections and other forecasts for the Company and its Subsidiaries and certain estimates, plans and budget information.  To the knowledge of the Company, such projections, forecasts, estimates, plans, and budget information with respect to any period or periods up to and including December 31, 2005, were prepared in good faith and were based on reasonable assumptions given the operations of the Company and its Subsidiaries and other business factors.  Each of Parent and Merger Sub acknowledges and agrees that there are uncertainties inherent in such projections, forecasts, estimates, plans and budgets; that Parent and Merger Sub are familiar with such uncertainties; that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their representatives; and that Parent and Merger Sub will not (and will cause all of their respective Subsidiaries or other Affiliates or any other person acting on their behalf to not) assert any claim or cause of action against the Company or any of the Company’s direct or indirect partners, directors, officers, employees, agents, stockholders, Affiliates, consultants, counsel, accountants, investment bankers or representatives with respect thereto, or hold any such person liable with respect thereto.

(b)           Each of Parent and Merger Sub agrees that, except for the representations and warranties made by the Company that are expressly set forth in this Agreement, the Company has not made and shall not be deemed to have made to Parent, Merger Sub or any of their representatives or Affiliates any representation or warranty of any kind.  Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, each of Parent and Merger Sub agrees that neither the Company, any holder of the Company’s securities nor any of their respective

Affiliates or representatives, makes or has made any representation or warranty to Parent, Merger Sub or any of their representatives or Affiliates with respect to:

(i)            any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective representatives or Affiliates; or

(ii)           any other information, statement or documents heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective representatives or Affiliates, including the information in the on-line data room, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries, except that the Company represents that such information, statements and documents so provided are, in all material respects, complete and accurate copies of what they purport to be.

5.12         Solvency Letter. Parent shall use commercially reasonably efforts to cause a counterpart of the solvency opinion required to be delivered to the Agent under the Debt Commitment Letter, or in the event Parent is required to seek Alternative Financing pursuant to Section 5.16, to the lender under the Alternative Financing (the “Solvency Letter”) to be delivered to the Company and the Company’s Board of Directors, with such Solvency Letter either being expressly addressed to such persons or being in such form and manner as may be required in order that such persons shall be entitled to rely upon such Solvency Letter as if such Solvency Letter were expressly addressed to such persons.

5.13         No Control of Other Party’s Business.  Except for any consents contemplated by this Agreement to be required in order for the Company to take certain specified actions, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and except for consents contemplated by this Agreement to be required in order for Parent to take certain specified actions, nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and Parent shall exercise, in accordance with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

5.14         Audit.  As promptly as practicable following September 30, 2005, the Company shall close its books and records for the 2005 fiscal year, and prepare, and cause its independent auditors to conduct an audit of, the Company’s financial statements (consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statement of cash flows, and notes thereto), as of and for the twelve months ended September 30, 2005 (such actions, the “Year End Audit”).  Prior to September 30, 2005, the Company shall use its commercially reasonable efforts to take such actions to prepare for the Year End Audit as may be advisable in order for the Year End Audit to be completed as promptly as practicable.

5.15         Rights Plan.  Except with respect to entering into the amendment to the Company Rights Agreement in the form attached hereto as Exhibit A, which amendment shall not be rescinded or further amended without the consent of Parent, the Company shall not redeem the Company Rights or amend or modify or terminate the Company Rights Agreement, or determine any offer to be a “Complying Offer” thereunder other than the transactions contemplated by this Agreement.

5.16         Financing. Parent will use commercially reasonable efforts to obtain the debt financing under the Debt Commitment Letter, including using commercially reasonable efforts to (a) satisfy on a timely basis all conditions applicable to Parent and Merger Sub to obtaining the financing set forth in the Debt Commitment Letter (including by consummating the financing pursuant to the terms of the Equity Commitment Letter), and (b) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter or on other terms and conditions that in the aggregate are not materially less favorable to Parent.  In the event that any portion of the financing contemplated by the Debt Commitment Letter will not be available to Parent to consummate the transactions contemplated by this Agreement, Parent shall (a) promptly notify the Company of such fact and (b) use its commercially reasonable efforts to obtain alternate financing for the transactions contemplated by this Agreement, provided that the terms and conditions of such alternate financing in the aggregate are not materially less favorable to Parent than those contemplated by the Debt Commitment Letter (the “Alternative Financing”).  The Company shall cause its senior management to cooperate with all reasonable requests by Parent in connection with such efforts by Parent, including causing such persons to attend meetings with prospective members of and participants in any syndicate of financial institutions being assembled to provide such financing; provided that (a) any expenses incurred by the Company and its senior management in connection with such cooperation will be paid by Parent promptly upon request, and (b) such cooperation will not materially interfere with the business of the Company and its Subsidiaries.  The parties will use commercially reasonable efforts to cause any debt evidenced by item 1 in Schedule 3.1(c) of the Company Disclosure Schedule to be paid in full, all letters of credit evidenced thereby to be either terminated or cash collateralized and all commitments to lend thereunder to be terminated as of the Closing, in each case, to the extent necessary or desirable in order to cause the condition in Section 6.2(d) to be satisfied.

ARTICLE VI

CONDITIONS PRECEDENT

6.1           Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party hereto to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a)           Company Stockholder Approval.  This Agreement and the Merger shall have been approved by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon.

(b)           Other Approvals.  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been made or obtained (as the case may be).  Unless otherwise agreed to by the Company and Parent (which agreement shall not be unreasonably withheld), no such consent, approval, permit or authorization shall then be subject to appeal.

(c)           No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction, no order of any Governmental Entity having jurisdiction over any party hereto, and no other legal restraint or prohibition shall be in effect (an “Injunction”) preventing or making illegal the consummation of the Merger, and no proceeding pursuant to which a Governmental Entity seeks any such Injunction shall be pending.

6.2           Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent:

(a)           Representations and Warranties of the Company.  Each of the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of a particular date, which representations shall be true and correct as of such date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that this condition shall be deemed to have been satisfied if the individual or aggregate impact of all inaccuracies of such representations and warranties (without regard to any materiality or Company Material Adverse Effect qualifier(s) contained therein) have not resulted in, and would not reasonably be expected to result in, a Company Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c)           Company Material Adverse Effect.  No Company Material Adverse Effect shall have occurred after the date of this Agreement and be continuing as of the Closing Date, and there shall not have occurred any events, changes, circumstances or developments that, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

(d)           Financing.  Parent shall have received the financing contemplated by the Debt Commitment Letter or, if it is unavailable, the Alternative Financing; provided, however, that if (i) the funding under the Equity Commitment Letter has not occurred, and (ii) the only condition under the definitive documents contemplated by the Debt Commitment Letter that is not satisfied is the funding under the Equity Commitment Letter, then the condition under this Section 6.2(d) shall be deemed satisfied or waived.

(e)           Licensor Consents.  Each of (i) the letter agreement between L.C. Licensing, Inc. and Haggar Closing Co. dated August 31, 2005 (pursuant to which L.C. Licensing, Inc. agreed that the License Agreement by and between L.C. Licensing, Inc. and Haggar Clothing Co., dated effective as of January 1, 2001, as amended and extended pursuant to letter agreement dated March 18, 2005, will continue in full force and effect after the Effective Time until terminated in accordance with its terms) and (ii) the letter agreement between Kenneth Cole Productions (LIC), Inc. and Haggar Clothing Co. dated August 31, 2005 (pursuant to which Kenneth Cole Productions (LIC), Inc. agreed that the License Agreement by and between Kenneth Cole Productions (LIC), Inc. and Haggar Clothing Co. dated as of February 2003, will continue in full force and effect after the Effective Time until terminated in accordance with its terms), shall be in full force and effect as of the Closing Date; provided that this condition shall be deemed to be satisfied if the failure of either of such letter agreements to be in full force and effect is caused by Parent, Merger Sub, the Guarantors or any of their respective affiliates.

6.3           Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Company:

(a)           Representations and Warranties of Parent and Merger Sub.  Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of a particular date, which representations shall be true and correct as of such date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that this condition shall be deemed to have been satisfied if the individual or aggregate impact of all inaccuracies of such representations and warranties (without regard to any materiality or Parent Material Adverse Effect qualifier(s) contained therein) have not resulted in, and would not reasonably be expected to result in, a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub each shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c)           Solvency Letter.  The Solvency Letter shall have been delivered to the Company and the Company’s Board of Directors pursuant to Section 5.12.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1           Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of the Company:

(a)           by mutual written consent of the Company and Parent, or by mutual action of their respective Boards of Directors;

(b)           by either the Company or Parent:

(i)            if any Governmental Entity shall have issued any Injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Injunction or other action shall have become final and nonappealable;

(ii)           if the approval of the stockholders of the Company of this Agreement and the Merger shall not have been obtained by reason of the failure to obtain the required vote at the Stockholders’ Meeting or any adjournment thereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to the Company if the failure to obtain such approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach of this Agreement; or

(iii)          if the Effective Time shall not have occurred by December 31, 2005 (the “Termination Date”) (provided that, if at the Termination Date all conditions set forth in Section 6.1, Section 6.2 (other than Section 6.2(d)) and Section 6.3 have been satisfied or waived (assuming for purposes of reading the provisions of Section 6.1, Section 6.2 and Section 6.3 that the “Closing Date” is the Termination Date), then Parent shall be entitled to extend the Termination Date by up to 30 days (in which case the date to which the Termination Date is extended shall be deemed to be the “Termination Date” for purposes of this Agreement)); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to any party whose breach of any representation or warranty or failure to fulfill any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date; or

(iv)          in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) or Section 6.3(a) or 6.3(b), as applicable, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that in no event shall such 30-day period extend beyond the Termination Date (a “Material Breach”) (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in this Agreement).

(c)           by Parent if:

(i)            (A) the Board of Directors of the Company shall have withdrawn, modified or changed, in any manner that is adverse to Parent, the Recommendations (it being understood and agreed that any “stop-look-and-listen” communication by the Board of Directors of the Company to the stockholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication to the stockholders of the Company in accordance with the commencement of a tender offer or exchange offer, shall not be deemed to constitute a withdrawal, modification or change of its Recommendations), (B) the Company shall have failed to include the Recommendations in the Proxy Statement, (C) the Board of Directors of the Company shall have approved or recommended to the Company’s stockholders any Acquisition Proposal, (D) any of the Company or its officers or directors shall have breached in any material respect the provisions applicable to it, him or her of Section 4.2, or (E) the Board of Directors of the Company shall have failed to reaffirm publicly and unconditionally the Recommendations within five business days of any written request from Parent; or

(ii)           a Company Material Adverse Effect shall have occurred and be continuing since the date hereof.

(d)           by the Company:

(i)            in order to accept a Superior Proposal, provided that (A) the Company shall have complied with the provisions of Section 4.2, including Section 4.2(d), (B) the Company’s Board of Directors, following the receipt of advice of its outside legal counsel, shall have determined in good faith that the failure to take such action would be a violation of its fiduciary obligations to the Company’s stockholders under applicable law, and (C) the Company pays the Termination Fee pursuant to Section 7.2; or

(ii)           if a Parent Material Adverse Effect shall have occurred and be continuing since the date hereof.

A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination.

7.2           Effect of Termination.

(a)           In the event of termination of this Agreement by any party hereto as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto except with respect to this Section 7.2, the last two sentences of Section 5.2, clause (a) of the last sentence of Section 5.16, Section 7.5 and ARTICLE VIII; provided, however, that no such termination shall relieve any party from liability for breach of any term or provision hereof.

(b)           If (x) Parent terminates this Agreement pursuant to Section 7.1(c)(i) or (y) the Company terminates this Agreement pursuant to Section 7.1(d)(i), then the Company shall pay Parent a fee of $7,000,000 (the “Termination Fee”) in cash by wire transfer of immediately available funds to an account designated by Parent.  If the Termination Fee shall be payable pursuant to clause (x) of the immediately preceding sentence, the Termination Fee shall be paid no later than one business day after the date of termination of this Agreement, and if the Termination Fee shall be payable pursuant to clause (y) of the immediately preceding sentence, the Termination Fee shall be paid on the date of termination of this Agreement.

(c)           If (x) this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(ii) or Section 7.1(b)(iii), (y) there shall have been a publicly announced Acquisition Proposal (other than the Merger) prior to such termination and (z) within 12 months after the date of such termination, the Company consummates an Acquisition Proposal or enters into a definitive agreement relating to an Acquisition Proposal (other than the Merger), then within one business day after the demand of Parent following any such event, the Company shall pay Parent an amount equal to the Termination Fee by wire transfer of immediately available funds to an account designated by Parent.

(d)           In the event the Termination Fee shall be payable, Parent shall be entitled to receive from the Company (in addition to the Termination Fee) its documented fees and expenses incurred in connection with this Agreement (not to exceed $1,000,000) within one business day after the demand of Parent after such event by wire transfer of immediately available funds to an account designated by Parent.  If this Agreement shall have been terminated by Parent or the Company pursuant to Section 7.1(b)(iv) or Section 7.1(c)(ii) or Section 7.1(d)(ii), then the terminating party shall be entitled to receive, in addition to any damages to which it may be entitled, from the non-terminating party its documented fees and expenses incurred in connection with this Agreement (not to exceed $1,000,000) within one business day after the demand of the terminating party after such event by wire transfer of immediately available funds to an account designated by the terminating party.

(e)           If the Company or Parent shall terminate this Agreement pursuant to Section 7.1(b)(iii) and at the time of such termination the conditions set forth in Section 6.1, Section 6.2 (other than Section 6.2(d)) and Section 6.3 have been satisfied or waived (assuming for purposes of reading the provisions in Section 6.1, Section 6.2 and Section 6.3 that the “Closing Date” is the Termination Date), then Parent shall pay to the Company no later than one business day after the date of termination of this Agreement a fee of $7,000,000 in cash plus the Company’s documented fees and expenses incurred in connection with this Agreement (not to exceed $1,000,000) by wire transfer of immediately available funds to an account designated by the Company; provided that if the condition set forth in Section 6.2(d) is not satisfied solely because of the failure of a condition that is specifically described in the Debt Commitment Letter to be satisfied or because of the failure of a condition to the Alternative Financing to be satisfied (in each case, other than the funding under the Equity Commitment Letter), then no amount shall be payable pursuant to this Section 7.2(e).

(f)            In no event shall Parent be entitled to receive more than one payment of the Termination Fee.  Each of Parent and the Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement.  Accordingly, if either Parent or the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.2, and, in order to obtain such payment, Parent or the Company, as applicable, makes a claim that results in a judgment against the party that failed to pay the amounts set forth in this Section 7.2, the party that failed to pay shall pay to the other party its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.2 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.  Payment of the fees and expenses described in this Section 7.2 shall be applied against any damages incurred in the event of a breach of this Agreement (which damages will be calculated without taking into account such offset for fees and expenses described in this Section 7.2).

7.3           Amendment.  This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of this Agreement and the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without first obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.4           Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

7.5           Return of Information.  Within ten business days following termination of this Agreement in accordance with Section 7.1, Parent shall, and shall cause Merger Sub and their respective Affiliates and representatives to, return to the Company, or destroy, all Evaluation Material (as defined in the Confidentiality Agreement) furnished or made available to Parent and Merger Sub and their respective Affiliates and representatives by or on behalf of the Company, and all analyses, compilations, data, studies, notes, interpretations, memoranda or other documents prepared by Parent or Merger Sub or any of their respective Affiliates or representatives (including electronic copies thereof) that refer to, relate to, discuss or contain, or are based on, in whole or in part, any such Evaluation Material.  Parent shall deliver a certificate signed by its Chief Executive Officer, which certificate shall provide evidence reasonably substantiating the return or destruction of the Evaluation Material as required under this Section 7.5.

ARTICLE VIII

GENERAL PROVISIONS

8.1           Payment of Expenses.  Each party hereto shall pay its own expenses incident to preparing for entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not the Merger shall be consummated, except as expressly set forth in Section 7.2.

8.2           Nonsurvival of Representations, Warranties and Agreements.  Subject to the remaining provisions of this Section 8.2, the representations, warranties and agreements in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers, directors, representatives or agents whether prior to or after the execution of this Agreement.  None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and any liability for breach or violation thereof shall terminate absolutely and be of no further force and effect at and as of the Effective Time, except for the agreements that by their terms survive the Effective Time.  The Confidentiality Agreement shall survive the execution and delivery of this Agreement, and, subject to Section 7.5, the provisions of the Confidentiality Agreement shall apply to all information and material delivered hereunder.

8.3           Notices.  Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received (a) when so delivered personally, (b) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telegraph or telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), or (c) five business days after the date of mailing to the following address or to such other address or addresses as such person may subsequently designate by notice given hereunder, if so delivered by mail:

(i)            if to Parent or Merger Sub, to:

Infinity Associates LLC

c/o Perseus L.L.C.

888 Seventh Avenue, 29th Floor

New York, New York  10106

Telecopy: (212) 561-6399

Attention: Marsden S. Carson

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA  94304-1050

Phone:  (650) 493-9300

Telecopy:  (650) 493-6811

Attention:  Jeffrey D. Saper

and

Wilson Sonsini Goodrich & Rosati, P.C.

12 East 49th Street, 30th Floor

New York, NY  10017

Phone:  (212) 999-5800

Telecopy:  (212) 999 5899

Attention:  Selim Day

(ii)           if to the Company, to:

Haggar Corp.

11511 Luna Road

Dallas, Texas  75234

Telecopy:  (214) 956-4561

Attention:  Chief Executive Officer

with copies to:

Vinson & Elkins L.L.P.

3700 Trammell Crow Center

2001 Ross Avenue

Dallas, Texas 75201

Telecopy:  (214) 220-7716

Attention:  Michael D. Wortley

Haggar Corp.

11511 Luna Road

Dallas, Texas  75234

Telecopy:  (214) 956-4561

Attention:  General Counsel

8.4           Rules of Construction.

(a)           Each of the parties hereto acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel.  Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

The inclusion of any information in the Company Disclosure Schedule or Parent Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, that such items are material to the Company, Parent or Merger Sub, as the case may be.  The headings, if any, of the individual sections of each of the Parent Disclosure Schedule and Company Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.  The Company Disclosure Schedule and Parent Disclosure Schedule are arranged in sections corresponding to those contained in Section 3.1, Section 3.2, Section 4.1 and Section 5.5 merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedule or Parent Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule or Parent Disclosure Schedule with respect to such other representations or warranties or an appropriate cross-reference thereto.

(b)           The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Schedule or Parent Disclosure Schedule is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(c)           All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.  Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein.  The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof’ and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.  The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur.  The word “including” (in its various forms) means “including, without limitation.”  The word “person” shall mean any individual, corporation, partnership or other entity, organization or enterprise.  Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires.  Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms.  Unless the context otherwise requires, all references to a specific time shall refer to Dallas, Texas time.

8.5           Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.6           Entire Agreement; No Third Party Beneficiaries.  This Agreement (together with the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement and any other documents and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  The provisions of Sections 5.5 and 5.6 are intended to be for the benefit of, and shall be enforceable by, the persons referred to therein and their respective heirs and representatives.  Except as provided in the immediately preceding sentence, this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

8.7           Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof (other than with respect to issues relating to fiduciary duties, general corporation law and any other provisions set forth herein that are required to be governed by the NRS).

8.8           Severability.  Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, and a suitable and equitable provision shall be substituted for such provision subject to such holding or order.  Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall not incur any liability or obligation unless such party breached its obligations under the Confidentiality Agreement or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

8.9           Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.10         Affiliate Liability.  Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, stockholders or otherwise), and (b) any director, officer, employee, representative or agent of (i) the Company or (ii) any person who controls the Company.  Except to the extent that a Company Affiliate is an express signatory thereto, absent fraud or intentional misrepresentation, no Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement, the Stock

Voting Agreements or the transactions contemplated hereby or thereby, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation.

8.11         Schedule Definitions.  All capitalized terms in the Company Disclosure Schedule or Company Disclosure Schedule shall have the meanings ascribed to them herein, unless the context otherwise requires or as otherwise defined.

8.12         Joint Liability.  Each representation, warranty, covenant and agreement made by Parent or Merger Sub in this Agreement shall be deemed a representation, warranty, covenant and agreement made by Parent and Merger Sub jointly and all liability and obligations relating thereto shall be deemed a joint liability and obligation of Parent and Merger Sub.

8.13         Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law of in equity.

8.14         Waiver of Jury Trial.  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.14.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, each party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

TEXAS CLOTHING HOLDING CORP.

By:	/s/ William N. Simon
Name:	William N. Simon
Title:	President

NEVADA CLOTHING ACQUISITION CORP.

By:	/s/ Marsden S. Cason
Name:	Marsden S. Cason
Title:	President

HAGGAR CORP.

By:	/s/ J.M. Haggar, III
Name:	J.M. Haggar, III
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]